Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 1, 2016

BY AND AMONG

PARKER-HANNIFIN CORPORATION,

PARKER EAGLE CORPORATION

AND

CLARCOR INC.

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 9.14
Acquisition Proposal	Section 6.3(g)
Affiliate	Section 9.14
Agreement	Preamble
Amended and Restated Credit Agreement	Section 9.14
Antitrust Laws	Section 9.14
Appraisal Shares	Section 2.3
Bankruptcy and Equity Exception	Section 3.3(c)
Benefits Continuation Period	Section 6.6(a)
Book-Entry Shares	Section 2.1(b)
Business Day	Section 9.14
Certificate	Section 2.1(b)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.4(h)
Commitment Letter	Section 4.9
Company	Preamble
Company Benefit Plans	Section 3.12(a)
Company Board Recommendation	Section 3.3(b)
Company Bylaws	Section 3.1(c)
Company Charter	Section 3.1(c)
Company Common Stock	Section 2.1
Company Disclosure Letter	Article III
Company Material Adverse Effect	Section 9.14
Company Material Contract	Section 3.13(a)
Company Option	Section 2.5(a)
Company Preferred Stock	Section 3.2(a)
Company PSU Award	Section 2.5(b)
Company RSU Award	Section 2.5(b)
Company SEC Documents	Section 3.6(a)
Company SEC Financial Statements	Section 3.6(c)
Company Stock Plans	Section 9.14
Company Stockholder Approval	Section 3.3(a)
Company Stockholders Meeting	Section 6.2
Confidentiality Agreement	Section 9.14
Consents	Section 3.5
Continuing Employees	Section 6.6(a)
Contract	Section 9.14
Credit Agreement Obligor	Section 5.1(b)(ii)
Current Insurance	Section 6.8(b)
CVA	Section 6.6(a)
DGCL	Section 1.1(a)
Domestic Subsidiary	Section 9.14
Effective Time	Section 1.3
Environmental Laws	Section 9.14
ERISA	Section 3.12(a)
ERISA Affiliate	Section 3.12(c)
ESPP	Section 2.6
Exchange Act	Section 3.5

Exchange Fund	Section 2.4(a)
Filings	Section 3.5
Financing	Section 4.9
Financing Agreements	Section 6.14(a)
Financing Conditions	Section 4.9
Financing Source Designated Provisions	Section 9.5(b)
Financing Sources	Section 9.14
Foreign Subsidiary	Section 9.14
GAAP	Section 9.14
Governmental Entity	Section 3.5
Hazardous Substances	Section 9.14
HSR Act	Section 3.5
Indemnified Party	Section 6.8(a)
Initial Outside Date	Section 8.1(b)(i)
Insurance Policies	Section 3.17
Intellectual Property	Section 9.14
Interim RSU Award	Section 2.5(b)
International Trade Laws	Section 9.14
Intervening Event	Section 6.3(g)
IRS	Section 3.12(a)
Knowledge	Section 9.14
Law	Section 9.14
Lease	Section 3.15(b)
Leased Real Property	Section 9.14
Lien	Section 9.14
Merger	Recitals
Merger Amounts	Section 4.9
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Merger Sub Bylaws	Section 4.1(b)
Merger Sub Charter	Section 4.1(b)
Merger Sub Stockholder Approval	Section 4.2(a)
Non-U.S. Company Benefit Plans	Section 3.12(a)
NYSE	Section 3.5
OFAC	Section 9.14
Option Payment	Section 2.5(a)
Order	Section 9.14
Other Antitrust Approvals	Section 6.5(a)
Outside Date	Section 8.1(b)(i)
Owned Intellectual Property	Section 9.14
Owned Real Property	Section 9.14
Parent	Preamble
Parent Bylaws	Section 4.1(b)
Parent Charter	Section 4.1(b)
Parent Disclosure Letter	Article IV
Parent Material Adverse Effect	Section 9.14
party	Preamble
Paying Agent	Section 2.4(a)
PBGC	Section 5.3
Pension Plan	Section 3.12(c)
Permits	Section 3.9(d)
Permitted Individuals	Section 6.5(e)

v

Permitted Lien	Section 9.14
Person	Section 9.14
Proceeding	Section 9.14
Proxy Statement	Section 3.5
Recommendation Withdrawal	Section 6.3(c)
Remedial Action	Section 6.5(c)
Replacement Financing	Section 4.9
Reporting Tail Endorsement	Section 6.8(b)
Representatives	Section 6.3(a)
Required Financial Information	Section 6.15(a)
Requisite Regulatory Approvals	Section 7.1(c)
Restricted Information	Section 6.4
RSU/PSU Payment	Section 2.5(b)
Sarbanes-Oxley Act	Section 3.6(a)
SEC	Article III
Section 262	Section 2.3
Securities Act	Section 9.14
Subsidiary	Section 9.14
Substitute Financing	Section 6.14(e)
Superior Proposal	Section 6.3(g)
Surviving Corporation	Section 1.1(a)
Takeover Statute	Section 3.22
Tax	Section 9.14
Tax Return	Section 9.14
Taxes	Section 9.14
Taxing Authority	Section 9.14
Terminated Plan	Section 6.6(c)
Termination Fee	Section 8.3(a)
Top Customer	Section 9.14
Top Supplier	Section 9.14
Trade Secrets	Section 9.14
Trademarks	Section 9.14
Transaction Litigation	Section 6.10
Triggering Divestiture	Section 9.14
U.S. Company Benefit Plans	Section 3.12(a)
Willful and Material Breach	Section 9.14

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 1, 2016 (this “Agreement”), is by and among PARKER-HANNIFIN CORPORATION, an Ohio corporation (“Parent”), PARKER EAGLE CORPORATION, a newly formed Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and CLARCOR INC., a Delaware corporation (the “Company”). The Company, Parent and Merger Sub may be referred to herein as a “party” and collectively as the “parties.”

RECITALS

WHEREAS, subject to the terms and conditions of this Agreement and in accordance with the DGCL, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly owned Subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company has unanimously (i) declared it advisable and in the best interests of the Company and its stockholders to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby and (iii) resolved, subject to the terms and conditions set forth in this Agreement, to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors of Parent has approved this Agreement, the Merger and the other transactions contemplated hereby and approved the execution, delivery and performance of this Agreement by Parent, and the consummation of the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of Merger Sub (i) has declared it advisable and in the best interests of Merger Sub and its stockholders to enter into this Agreement and (ii) has approved the execution, delivery and performance of this Agreement by Merger Sub, and the consummation of the Merger and the other transactions contemplated hereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Merger and the other transactions contemplated hereby and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER; CERTAIN RELATED MATTERS

Section 1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

(b) The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving

Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL and other applicable Law.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, on the third Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that, by their nature or terms, are to be satisfied at Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), at the offices of Bass, Berry & Sims, 150 Third Avenue South, Suite 2800, Nashville, TN, unless another time, date or place is agreed to in writing by the parties. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. Immediately following the Closing on the Closing Date, the parties shall cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as the parties shall agree and specify in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the “Effective Time”).

Section 1.4 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended in its entirety to read as set forth on Exhibit A hereto, until thereafter changed or amended as provided by the DGCL or therein, subject to Section 6.8(c).

Section 1.5 Bylaws. Subject to Section 6.8(c), at the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided by the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

Section 1.6 Board of Directors. The parties shall take, or cause to be taken, all actions reasonably necessary so that the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation from and after the Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7 Officers. Except as otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation from and after the Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified.

ARTICLE II

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, $1.00 par value per share, of the Company (the “Company Common Stock”):

(a) All shares of Company Common Stock that are held by the Company as treasury stock or that are owned by the Company or any wholly owned Subsidiary of the Company, Parent, Merger Sub or any wholly owned Subsidiary of the Company or Parent immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Subject to Section 2.1(a), Section 2.2 and Section 2.3, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares of Company Common Stock held in a Company Benefit Plan or related trust) shall be converted into and shall thereafter represent the right to receive an amount in cash equal to $83.00, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall cease to be outstanding, shall be automatically cancelled and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock (a “Certificate”) or shares of Company Common Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, in accordance with this Section 2.1(b), the Merger Consideration, upon surrender of such Certificate or cancellation of such Book-Entry Shares, without interest.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time, without any action on the part of the holder thereof, shall be converted into one share of common stock of the Surviving Corporation.

Section 2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, subdivision, exchange of shares, readjustment, or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration and any other similarly dependent items, as the case may be, shall be equitably adjusted to provide the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.3 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(b), but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with and to the extent provided in Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 with respect to Appraisal Shares, then the right of such holder to seek appraisal of such shares of Company Common Stock shall cease and such shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 2.1(b), without interest. The Company shall give prompt notice, and in any event within 48 hours of receipt, to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall participate in and control all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.4 Exchange of Company Common Stock.

(a) Paying Agent. Prior to the Effective Time, Parent and Merger Sub shall deposit or cause to be deposited with a financial institution or trust company selected by Parent with the Company’s prior approval (which approval shall not be unreasonably withheld, delayed or conditioned) (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Paying Agent, all of the cash sufficient to pay the aggregate Merger Consideration (such cash provided to the Paying Agent being hereinafter referred to as the “Exchange Fund”). Parent and the Surviving Corporation shall cause the Paying Agent to deliver the cash contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. Parent shall or shall cause the Surviving

Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(b). Nothing contained in this Section 2.4(a) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration. The paying agent agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company.

(b) Exchange Procedures.

(i) Certificates. Parent shall instruct the Paying Agent to mail (or in the case of The Depository Trust Company on behalf of “street” holders, deliver), as soon as reasonably practicable (but no later than three Business Days) following the Effective Time, to each holder of record of a Certificate whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(b), (i) a letter of transmittal (which shall be in such form and have such other provisions as the Company and Parent shall mutually agree and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by Parent or the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent and the Surviving Corporation shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable, the cash amount equal to (x) the number of shares of Company Common Stock represented by such Certificate multiplied by (y) the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Subject to Section 2.3, until surrendered as contemplated by this Section 2.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate have been converted into pursuant to Section 2.1(b). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. Parent shall instruct the Paying Agent to mail, as soon as reasonably practicable (but no later than three Business Days) following the Effective Time, to each holder of record of one or more Book-Entry Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(b), (i) a letter of transmittal (which shall be in such form and have such other provisions as the Company and Parent shall mutually agree) and (ii) instructions for use in effecting the surrender of the Book-Entry Shares in exchange for the Merger Consideration. Upon delivery of such letter of transmittal to the Paying Agent, duly executed, and such other documents as may reasonably be required by Parent or the Paying Agent, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1(b) shall be entitled to receive in exchange therefor, and Parent and the Surviving Corporation shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable, the cash amount equal to (x) the number of shares of Company Common Stock represented by such Book-Entry Shares multiplied by (y) the Merger Consideration.

(c) No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (other than the right to receive the payments contemplated by this Article II). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation (subject to Section 2.4(e)) for payment of its claim for the Merger Consideration.

(e) No Liability. None of Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Person in respect of any cash from the Exchange Fund (including any amounts delivered to Parent in accordance with Section 2.4(d)) properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, to the extent reasonably required by Parent, the posting by such Person of a bond in reasonable amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration that would be payable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(g) Investment. The Paying Agent shall invest the Exchange Fund, as directed by Parent; provided, however, that such investments shall be in (i) obligations of, or guaranteed by, the United States of America and backed by the full faith and credit of the United States of America, (ii) commercial paper obligations of issuers organized under the Laws of a state of the United States of America rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank which are then publicly available) or (iv) a combination of the foregoing. Any interest and other income resulting from such investments shall be the property of and paid to the Surviving Corporation; provided that no losses on any investment made pursuant to this Section 2.4(g) shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration, and following any such losses, Parent and the Surviving Corporation shall promptly cause to be provided additional funds to the Paying Agent for the benefit of holders of shares of Company Common Stock entitled to receive such consideration in the amount of any such losses or if for any reason such funds are unavailable for payment to the holders of shares of Company Common Stock.

(h) Withholdings. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or under any provision of state, local or foreign tax Law. Any amount properly deducted or withheld pursuant to this Section 2.4(h) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under applicable Law.

Section 2.5 Treatment of Company Stock Plans.

(a) Treatment of Options. At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock that is outstanding as of immediately prior to the Effective Time, whether vested or unvested (any such option, a “Company Option”), shall be cancelled and shall entitle the holder to receive, as soon as reasonably practicable (but no later than the next regularly scheduled payroll date that occurs no less than five Business Days after the Closing Date) following the Effective Time, a cash payment (without interest and subject to applicable withholding Taxes) from the Surviving Corporation with respect thereto equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time (the “Option Payment”). For the avoidance of doubt, any Company Option with an exercise price equal to or in excess of the Merger Consideration shall be cancelled by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof. As of the Effective Time, each holder of a Company Option shall cease to have any rights with respect thereto except the right to receive the Option Payment, if applicable.

(b) Company RSU Awards and Company PSU Awards. At the Effective Time, each time-vesting restricted stock unit award granted by the Company in respect of shares of Company Common Stock (a “Company RSU Award”) (including any Company RSU Award that previously vested but receipt of which has been deferred by the holder) and each performance based restricted stock unit award granted by the Company in respect of shares of Company Common Stock (a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time shall be cancelled and shall entitle the holder to receive, as promptly as practicable (but no later than the next regularly scheduled payroll date that occurs no less than five Business Days after the Closing Date) following the Effective Time, a cash payment (without interest and subject to applicable withholding Taxes) from the Surviving Corporation with respect thereto equal to the product of (i) the total number of shares of Company Common Stock subject to such Company RSU Award or Company PSU Award as of immediately prior to the Effective Time and (ii) the sum of (A) the Merger Consideration plus (B) any cash dividend equivalents per share accrued but unpaid immediately prior to the Effective Time with respect to such Company RSU Award or Company PSU Award payable in accordance with the underlying award agreement (the “RSU/PSU Payment”); provided, however, that to the extent that any Company RSU Award or Company PSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code, including payment in accordance with any applicable exception or permitted payment event under Section 409A of the Code and Section 1.409A-3(j) of the Treasury Regulations provided the use of such exception would not impact any other deferred compensation arrangement. Notwithstanding the foregoing, each holder of a Company RSU Award granted after the date of this Agreement (an “Interim RSU Award”) that is outstanding as of immediately prior to the Effective Time shall not be entitled to receive an RSU/PSU Payment with respect to the portion of such Interim RSU Award that is not vested as of immediately prior to the Effective Time in accordance with the underlying award agreement, so that the RSU/PSU Payment paid to such holder in respect of an Interim RSU Award shall equal the product of (i) the total number of shares of Company Common Stock subject to the vested portion of such Interim RSU Award as of immediately prior to the Effective Time and (ii) the sum of (A) the Merger Consideration plus (B) any cash dividend equivalents per share accrued but unpaid immediately prior to the Effective Time with respect to the vested portion of such Interim RSU Award immediately prior to the Effective Time payable in accordance with the underlying award agreement. For the avoidance of doubt, the unvested portion of all Interim RSU Awards will be cancelled at the Effective Time without any action on the part of the holder thereof and without any payment to the holder thereof. As of the Effective Time, each holder of a Company RSU Award (including Interim RSU Awards) or a Company PSU Award shall cease to have any rights with respect thereto except the right to receive the RSU/PSU Payment as provided herein.

(c) Company Actions. Prior to the Effective Time, the Company, the Board of Directors of the Company or the appropriate committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.5, including any participant notice requirements in accordance with the terms of any Company Stock Plan or the ESPP. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to, or in settlement of, the Company Stock Plans, ESPP, Company Options, Company RSU Awards, Company PSU Awards or otherwise.

Section 2.6 Treatment of Employee Stock Purchase Plan. Prior to the Effective Time, the Company, the Board of Directors of the Company or the appropriate committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to: (i) terminate the Company’s Employee Stock Purchase Plan (“ESPP”) subject to, and effective as of immediately prior to, the Effective Time, (ii) ensure that no new offering period under the ESPP shall be commenced after the date of this Agreement, (iii) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of this Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP), (iv) ensure participant accounts are applied in accordance with the terms and conditions of the ESPP to purchase shares of Company Common Stock prior to the Effective Time and (v) provide that the amount of the accumulated contributions of each participant in the ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the ESPP, be refunded to such participant as soon as reasonably practicable following the Effective Time (without interest) all in accordance with Section 19(b) of the ESPP. Any shares of Company Common Stock purchased under the ESPP shall be treated in accordance with Section 2.1(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) disclosed in the Company SEC Documents filed with or furnished to the Securities and Exchange Commission (the “SEC”) on or after November 28, 2015 and publicly available prior to the date of this Agreement (but excluding any risk factors or forward-looking disclosures set forth under the heading “Risk Factors” or under the heading “Special Note Regarding Forward-looking Statements,” or in any such case, similarly titled captions, and any other disclosures that are cautionary, predictive or forward-looking in nature, in any such Company SEC Documents) or (y) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the Company Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face and (ii) the mere inclusion of an item in such Company Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission (A) that such item represents a material exception or material fact, event or circumstance or that such item has had, or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or that such item did not arise in the ordinary course of business, or rise to any particular threshold, or (B) of any non-compliance with, or violation or breach of, any Contract, any other third party rights (including any Intellectual Property rights) or any Law or Order, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein and/or disclosing information required to be disclosed pursuant to this Agreement), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization.

(a) The Company and each of its Subsidiaries is a corporation or other entity validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except, in the case of the Company’s Subsidiaries, where the failure to be validly existing or in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed, qualified or otherwise authorized to do business, and, to the extent applicable, is in good standing, in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list, including jurisdiction of organization or incorporation, of all of the Subsidiaries of the Company and any joint ventures, partnerships or similar arrangements in which the Company or any of its Subsidiaries has a limited liability, partnership or other equity interest.

(c) The copies of (i) the Second Restated Certificate of Incorporation, as amended (the “Company Charter”), and (ii) the Second Amended and Restated By-Laws (the “Company Bylaws”) of the Company made available to Parent prior to the date hereof are true and complete copies of such documents as in effect as of the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 120,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $1.00 per share (“Company Preferred Stock”). As of the close of business on November 28, 2016, (i) 48,562,842 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) Company Options with respect to an aggregate of 1,885,432 shares of Company Common Stock were outstanding, (v) Company RSU Awards with respect to an aggregate of 109,649 shares of Company Common Stock were outstanding (including Company RSU Awards that previously vested but receipt of which has been deferred by the holder) and (vi) Company PSU Awards with respect to an aggregate of 77,731 shares of Company Common Stock were outstanding. As of the close of business on November 28, 2016 (A) an aggregate of 4,889,112 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans and (B) an aggregate of 38,241.05 shares of Company Common Stock were reserved and available for issuance pursuant to the ESPP. Except as set forth in this Section 3.2(a) or in Section 3.2(a) of the Company Disclosure Letter, or as expressly permitted by Section 5.1(b)(iii) or Section 5.1(b)(viii) (including as set forth on Section 5.1 of the Company Disclosure Letter or as Parent may otherwise consent in accordance with Section 5.1(b)), there are no and there will not be any outstanding securities, options, warrants, calls, rights, commitments, agreements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking, or obligating the Company or any of its Subsidiaries to make any payment based on or resulting from the value or price of Company Common Stock or of any such security, option, warrant, call, right, commitment, agreement, derivative contract, forward sale contract or undertaking.

(b) Except as set forth in Section 3.2(b) of the Company Disclosure Letter and except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Options with Company Common Stock (including in connection with “net” exercises), (ii) tax withholding in connection with the exercise of Company Options or vesting of Company RSU Awards or Company PSU Awards and (iii) forfeitures of Company Options, Company

RSU Awards or Company PSU Awards, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any of its Subsidiaries. All Company Options, Company RSU Awards and Company PSU Awards were granted under a Company Stock Plan.

(c) Except as set forth in Section 3.2(c) of the Company Disclosure Letter, the Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of its Subsidiaries, and all of such shares and equity interests are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive rights in favor of any Person other than the Company or a direct or indirect wholly owned Subsidiary of the Company. No Subsidiary of the Company owns any shares of Company Common Stock.

(d) All outstanding shares of Company Common Stock have been, and all shares of Company Common Stock that may be issued under the ESPP or pursuant to the Company Stock Plans upon the settlement or exercise (as applicable) of Company Options, Company RSU Awards and Company PSU Awards will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and will be fully paid and nonassessable and are not subject to preemptive rights.

(e) Section 3.2(e) of the Company Disclosure Letter contains a true and complete list of each holder of Company Options, Company RSU Awards and Company PSU Awards as of the close of business on November 28, 2016, including for each such holder, the type of such awards, date of grant, number of shares of Company Common Stock underlying such awards and, with respect to any Company Options, exercise price. Each Company Option (i) was granted in all material respects in compliance with all applicable Laws and with all of the terms and conditions of the Company Stock Plan pursuant to which it was issued and (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of grant.

Section 3.3 Corporate Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, and, subject only to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Stockholder Approval”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, to perform its obligations hereunder and consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL. There are no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

(b) The Board of Directors of the Company, at a meeting duly called and held, has unanimously adopted resolutions (i) determining that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated hereby, (iii) approving the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (iv) directing that the adoption of this Agreement be submitted to the holders of Company Common Stock for consideration and (v) recommending, subject to Section 6.3, the adoption of this Agreement by the holders of Company Common Stock (such recommendation, the “Company Board Recommendation”). As of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due power and authority of and due execution and delivery by, Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (together, the “Bankruptcy and Equity Exception”).

Section 3.4 No Conflicts. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby will not (a) breach, conflict with or violate any provision of the Company Charter or Company Bylaws or any of the similar organizational documents of any of its Subsidiaries or (b) assuming that the authorizations, consents and approvals referred to in Section 3.5 and the Company Stockholder Approval are obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any Contract or Permit to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (ii) conflict with or violate any Laws or Orders applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Governmental Approvals. No consent, approval, waiver, license, permit, franchise, authorization or Order (“Consents”) of, or registration, declaration, notice, report, submission or other filing (“Filings”) with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority, domestic or foreign (each a “Governmental Entity”), is required to be made in connection with the execution, delivery or performance of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby, other than (i) the filing with the SEC of a proxy statement relating to the Company Stockholders Meeting (such proxy statement, as amended, supplemented or modified from time to time, the “Proxy Statement”) and such Filings under, and other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as may be required in connection with this Agreement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) compliance with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and such other Antitrust Laws as are set forth on Schedule 7.1(c), (iv) compliance with the applicable rules and regulations of the New York Stock Exchange (“NYSE”), or (v) such other Consents or Filings the failure of which to obtain or make prior to the Closing would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Company SEC Filings; Financial Statements; Controls.

(a) The Company has filed or furnished (as applicable) all reports, schedules, forms, statements, certifications and other documents required to be filed or furnished (as applicable) by the Company with the SEC pursuant to the Exchange Act and the Securities Act since November 30, 2013 (collectively, and together with such reports, schedules, forms, statements, certifications and other documents filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents (i) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company SEC Documents and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments in comment letters received by the Company from the SEC or its staff.

There has been no written comment letter or response between the SEC (and its staff) and the Company between November 30, 2013 and the date of this Agreement that is not available on the SEC’s Electronic Data Gathering Analysis and Retrieval database.

(b) The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s or any of its Subsidiaries’ assets that would be reasonably expected to have a material effect on its financial statements. The Company has disclosed based on its most recently completed evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement to the Company’s auditors and the audit committee of the Board of Directors of the Company (A) any “significant deficiencies” and “material weaknesses” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The terms “significant deficiencies” and “material weaknesses” have the meanings assigned to such terms in Rule 13a-15(f) of the Exchange Act. Since November 30, 2013, neither the Company nor any of its Subsidiaries has received any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries or their respective internal accounting procedures, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The consolidated financial statements (including all related notes and schedules thereto) of the Company included in or incorporated by reference into the Company SEC Documents (the “Company SEC Financial Statements”) comply in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Company SEC Financial Statements fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments that are not material and to the absence of information or notes not required by GAAP to be included in interim financial statements), all in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.7 No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any nature, whether accrued, contingent, absolute or otherwise, whether known or unknown and whether due or to become due, in each case, other than: (a) liabilities or obligations reflected or reserved against in the Company’s audited consolidated balance sheet as of November 28, 2015 or its unaudited consolidated balance sheet as of August 27, 2016 included in the Company SEC Documents (including the notes thereto), (b)

liabilities or obligations that were incurred since November 28, 2015 in the ordinary course of business, (c) liabilities or obligations which have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and (d) liabilities or obligations arising or incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby.

Section 3.8 Absence of Certain Changes or Events. Except as set forth on Section 3.8 of the Company Disclosure Letter, since August 28, 2016 until the date of this Agreement, except for liabilities or obligations incurred in connection with, or permitted or contemplated by, this Agreement, the Merger and the other transactions contemplated hereby, (a) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses in all material respects, (b) there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither the Company nor any of its Subsidiaries has taken any actions of the type described in Section 5.1(b)(ii), Section 5.1(b)(v), Section 5.1(b)(viii), Section 5.1(b)(xi), Section 5.1(b)(xii) or Section 5.1(b)(xiv), in each case, that would have been a breach of any such Section if taken after the date of this Agreement.

Section 3.9 Compliance with Laws; Permits.

(a) Other than those violations that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since November 30, 2013, the Company and its Subsidiaries have not violated and are not in violation of any Laws or Orders applicable to the Company, any of its Subsidiaries or any assets owned or used by any of them.

(b) None of the Company, its Domestic Subsidiaries, any of their respective directors or officers, or, to the Company’s Knowledge, any of the Company’s Foreign Subsidiaries or their respective directors or officers (in each case to the extent not also a director and/or officer of the Company or any of its Domestic Subsidiaries), or to the Company’s Knowledge, any of the Company’s or its Subsidiaries’ respective employees, consultants, sales representatives, distributors or agents, in each case, acting in such capacity and on behalf of the Company, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) violated, directly or indirectly, any applicable money laundering or anti-terrorism Law or directly or indirectly lent, contributed or otherwise made available any funds to any Person for the purpose of financing the activities of any Person where making available any funds to that Person constitutes a violation of U.S. sanctions administered by OFAC, or (iii) violated, directly or indirectly, any International Trade Law, in each case, except for such payments and violations that would not be material to the Company and its Subsidiaries, taken as a whole. The Company, its Domestic Subsidiaries and each of their respective directors and officers, and to the Company’s Knowledge, each of the Company’s Foreign Subsidiaries and their respective directors and officers (in each case to the extent not also a director and/or officer of the Company or any of its Domestic Subsidiaries) and each of the Company’s and its Subsidiaries’ respective employees, consultants, sales representatives, distributors and agents, in each case, acting in such capacity and on behalf of the Company, have complied at all times, and are in compliance, with all applicable U.S. and non-U.S. anti-corruption and anti-bribery Laws with respect to the Company and its Subsidiaries, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.), in each case, except for failures to comply that would not be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have instituted and maintain policies and procedures which are reasonably designed to promote compliance with any such U.S. and non-U.S. anti-bribery, anti-corruption, money laundering and anti-terrorism Laws, in each case, except where the failure to institute and maintain such policies and procedures would not be material to the Company and its Subsidiaries, taken as a whole.

(c) None of the Company, its Domestic Subsidiaries, any of their respective directors or officers, or, to the Company’s Knowledge, any of the Company’s Foreign Subsidiaries or their respective directors or officers (in each case to the extent not also a director and/or officer of the Company or any of its Domestic Subsidiaries), or to the Company’s Knowledge, any of the Company’s or its Subsidiaries’ respective employees, consultants or agents, in each case, acting in such capacity and on behalf of the Company, is or has been engaged in any cartel activities, including agreements or arrangements with one or more competitors to fix prices of any products or services, control or rig bids to be submitted to any customers or allocate any customers or markets to itself or to competitors, in each case, except for such activities or any liability arising therefrom that would not be material to the Company and its Subsidiaries, taken as a whole.

(d) The Company and each of its Subsidiaries have and are in compliance with all governmental licenses, permits, certificates, approvals and authorizations of a Governmental Entity (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used, and each of the Permits is valid, subsisting and in full force and effect, in each case, except where the failure to have, maintain or be in compliance with such Permit has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Company Disclosure Letter, as of the date of this Agreement, there is no Proceeding pending before any Governmental Entity, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, which, if decided adversely against the Company or any of its Subsidiaries, involves or would reasonably be expected to involve liabilities of the Company and its Subsidiaries in an amount in excess of $1,000,000, net of any insurance and indemnity, contribution and similar obligations for the benefit of the Company or any of its Subsidiaries in respect thereof. There is no Order outstanding against the Company or any of its Subsidiaries which has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Taxes.

(a) Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes that are required to be paid (whether or not shown on any Tax Return), except with respect to Taxes contested in good faith; (C) have paid all Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, independent contractor, creditor or third party; and (D) have collected and remitted all material sales, value added, use, or similar Taxes that the Company or any of its Subsidiaries are obligated to remit to a Taxing Authority.

(ii) There are no unresolved questions or Proceeding concerning the Tax liability of the Company or any of its Subsidiaries that are not disclosed and adequately reserved for in the Company SEC Financial Statements.

(iii) There is no Lien on any of the assets of the Company or those of any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay, or delay (or alleged delay) in paying, any Tax.

(iv) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar Contract entered into before the Closing pursuant to which it will have any obligation after the Closing.

(v) Neither the Company nor any of its Subsidiaries has any liability for Taxes of any other Person, including any obligation to indemnify or otherwise succeed to the liability of any other Person for Taxes, as a transferee or successor, or pursuant to any Law (including Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law)), Contract, or otherwise.

(vi) The Company and its Subsidiaries have properly and timely documented their transfer pricing methodology in compliance with Sections 482 and 6662 of the Code and any similar provision of applicable Law.

(vii) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing as a result of any (i) change in method of accounting under Section 481 of the Code (or any similar provision of state, local or foreign Law), (ii) use of an improper method of accounting, (iii) intercompany transaction or excess loss account under Section 1502 of the Code and the Treasury Regulations thereunder (or any similar provision of state, local or non-U.S. Law), (iv) closing agreement as described under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), (v) installment sale or open transaction disposition; (vi) any prepaid amount; or (vii) an election under Section 108(i) of the Code.

(viii) Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before October 30, 2015 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company SEC Financial Statements filed on or prior to the date of this Agreement.

(b) There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any material Tax; neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c) To the Company’s Knowledge, no written claim has ever been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or its Subsidiary is or may be subject to Tax by that jurisdiction.

(d) There are no Tax rulings, requests for rulings or closing Contracts in effect or pending with any Taxing Authority relating to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(f) Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(g) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

Section 3.12 Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth as of the date of this Agreement a true and complete list of material Company Benefit Plans, including all Company Benefit Plans subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). With respect to each material Company Benefit Plan, the Company has made available to Parent prior to the date hereof a true, correct and complete copy of such written Company Benefit Plan or a written description of any unwritten Company Benefit Plan, and, to the extent applicable, (i) all trust agreements, insurance contracts or other funding arrangements, (ii) the two most recent actuarial and trust reports for both ERISA funding and financial statement purposes, (iii) the most recent Form 5500 with all attachments filed with the Internal Revenue Service (“IRS”) or the Department of Labor, (iv) the most recent IRS determination letter (or opinion letter upon which the Company is entitled to rely), (v) all current summary plan descriptions and summaries of material modification thereto, and (vi) all material correspondence relating to any Company Benefit Plan between the Company, any of its Subsidiaries or their representatives and any Governmental Entity regarding any matter that remains unresolved as of the date of this Agreement. “Company Benefit Plans” means each employee benefit plan, scheme, program, policy, arrangement and contract

(including any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option or other equity-based arrangement, and any employment, termination, retention, bonus, change in control or severance agreement, plan, program, policy, arrangement or contract) under which any current or former director, officer or employee of the Company or any of its Subsidiaries has any present or future right to benefits, that is maintained, sponsored or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries has any obligation to maintain, sponsor or contribute, or with respect to which the Company or any of its Subsidiaries could incur any direct or indirect liability. “Non-U.S. Company Benefit Plans” means each Company Benefit Plan that is maintained outside the jurisdiction of the United States. “U.S. Company Benefit Plans” means each Company Benefit Plan that is not a Non-U.S. Company Benefit Plan.

(b) Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been administered and operated in accordance with its terms and with applicable Law, (ii) there have been no prohibited transactions or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the U.S. Company Benefit Plans that could result in any liability or excise Tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries, (iii) each U.S. Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has received a determination letter or opinion from the IRS regarding the U.S. Company Benefit Plan, and nothing has occurred since the date of any such determination that would reasonably be expected to give the IRS grounds to revoke such determination, or has submitted a request to the IRS for a current determination letter regarding such U.S. Company Benefit Plan.

(c) Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability (exclusive of the liability to pay insurance premiums to the Pension Benefit Guaranty Corporation under Title IV of ERISA), (ii) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred in the preceding six (6) years with respect to any U.S. Company Benefit Plan or will be required to be filed in connection with the transactions contemplated by this Agreement, (iii) no U.S. Company Benefit Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (iv) neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (each, a “Pension Plan”) or to any single-employer plan of an ERISA Affiliate pursuant to Section 436 of the Code or (v) under each Pension Plan which is a single-employer plan, there has been no material change in the financial condition, whether or not as a result of a change in funding method, of such Pension Plan since the valuation date used for the most recent actuarial valuation report delivered or made available to Parent prior to the date hereof. As used in this Agreement, “ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company or any of its Subsidiaries within the meaning of Section 4001(b)(1) of ERISA or which together with the Company or any of its Subsidiaries is treated as a single employer under Section 414(t) of the Code.

(d) There are no pending or, to the Knowledge of the Company, threatened Proceedings with respect to any of the Company Benefit Plans by any employee or otherwise involving any such plan or the assets of any such plan (other than routine claims for benefits), which, if decided adversely against the Company or any of its Subsidiaries, would, individually or in the aggregate, be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

(e) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or Section 414(f) of the Code or is a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code. None of the Company, its Subsidiaries or any ERISA Affiliate has at any time during the last six (6) years contributed to or been obligated to contribute to any such type of plan.

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Letter, and except as provided in this Agreement or as required by applicable Law, the consummation of the Merger and the other transactions contemplated hereby will not (i) entitle any current or former director, officer or employee of the Company or of any of its Subsidiaries to severance pay or any similar payment under any U.S. Company Benefit Plan, or, except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, any Non-U.S. Company Benefit Plan, or (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee under any U.S. Company Benefit Plan, or, except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, any Non-U.S. Company Benefit Plan.

(g) Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Non-U.S. Company Benefit Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment and (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(h) No Company Benefit Plan provides death or medical benefits beyond termination of service or retirement other than coverage required to be offered by Law.

(i) Neither the Company nor any of its Subsidiaries have agreed or committed to institute any material plan, program, arrangement or agreement for the benefit of employees or former employees of the Company or any of its Subsidiaries other than the Company Benefit Plans, or to make any amendments to any of the Company Benefit Plans.

(j) Except as set forth in Section 3.12(j) of the Company Disclosure Letter, no amount that is likely to be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer or director of the Company or any of its Subsidiaries or any of their Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(B)(1) of the Code. The Company has made available to Parent true, complete and correct copies of any Code Section 280G calculations prepared (whether or not final) by or for the Company with respect to any disqualified individual in connection with the Merger and the other transactions contemplated by this Agreement.

(k) Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan and any other payment or arrangement for which the Company or any of its Subsidiaries has liability that is subject to Section 409A of the Code is in documentary compliance with and has been operated in compliance with Section 409A of the Code, and no individual has a right to any gross up or indemnification from the Company or any of its Subsidiaries with respect to any such Company Benefit Plan, payment or arrangement subject to Section 409A of the Code.

Section 3.13 Material Contracts.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each Contract to which the Company or any of its Subsidiaries is a party or bound, and which falls within any of the following categories:

(i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii) a Contract (A) pursuant to which the Company or any of its Subsidiaries (1) has purchased or sold during the twelve months prior to the date of this Agreement goods or services that involved payments by or to the Company and its Subsidiaries in excess of $10,000,000 during such period, or (2) purchase or sell goods or services that would reasonably be expected to involve payments by or to the Company and its

Subsidiaries in excess of $10,000,000 during the twelve month period beginning on the date of this Agreement or any future twelve month period, in each case of clauses (1) and (2), other than purchase orders and pricing agreements entered into in the ordinary course of business and (B) between the Company or any of its Subsidiaries, on the one hand, and any Top Customer or Top Supplier, on the other hand, with a term of more than 12 months, in each case, other than purchase orders and pricing agreements entered into in the ordinary course of business;

(iii) a Contract that is a license, royalty, covenant not to sue or similar Contract with respect to Intellectual Property that involved license, royalty or similar payments by or to the Company and its Subsidiaries in excess of $2,500,000 during the twelve months prior to the date of this Agreement, other than (A) generally commercially available “off-the-shelf” software programs, (B) non-exclusive license grants to Owned Intellectual Property granted by the Company or any of its Subsidiaries in connection with the sale or distribution of products in the ordinary course of business or (C) non-exclusive license grants to contract manufacturers that manufacture products on behalf of the Company or any of its Subsidiaries in the ordinary course of business;

(iv) a joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company in which the Company owns, directly or indirectly, any voting or economic interest of 10% or more, or any interest valued at more than $5,000,000, without regard to percentage voting or economic interest, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(v) a mortgage, indenture, guarantee, loan, or credit agreement, security agreement, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case with an outstanding principal balance as of the date of this Agreement in excess of $10,000,000, other than (A) letters of credit, performance bonds or similar instruments issued for the account of the Company and/or any of its Subsidiaries in the ordinary course of business, (B) accounts receivable and accounts payable in the ordinary course of business and (C) intercompany loans owed by the Company or any direct or indirect wholly owned Subsidiary of the Company to any other direct or indirect wholly owned Subsidiary of the Company, or by any direct or indirect wholly owned Subsidiary to the Company;

(vi) a Contract that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of inventory in the ordinary course of business) or business or capital stock or other equity interests of any Person (in each case, whether by merger, sale of stock, sale of assets or otherwise), in each case for aggregate consideration in excess of $25,000,000 (A) that was entered into after November 27, 2010, or (B) pursuant to which the Company or any of its Subsidiaries has any liability for any earn-out or other deferred or contingent payment obligations that remain outstanding, in excess of $10,000,000;

(vii) a Contract containing a covenant that materially limits the right of the Company or any of its Subsidiaries (or after the Effective Time, Parent or its Subsidiaries) to engage or compete in any line of business, or to purchase, sell, supply or distribute any product or services other than (A) Contracts with suppliers to sole source certain raw materials and/or components in the ordinary course of business (none of which Contracts with suppliers will bind and adversely impact in any material respect Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) after the Effective Time) and (B) Contracts with distributors or sales representatives pursuant to which the Company or any of its Subsidiaries has agreed not to sell or otherwise compete with such distributor with respect to specific products in a particular geographic area (none of which Contracts with distributors will bind and adversely impact in any material respect Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) after the Effective Time);

(viii) a Contract that grants “most favored nation” status to the counterparty that would, in each case, bind and adversely impact in any material respect Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) after the Effective Time;

(ix) a Contract that grants any right of first refusal or right of first offer to purchase or acquire any material assets or business of the Company or its Subsidiaries;

(x) a Contract containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of any other party;

(xi) a Contract between the Company or any of its Subsidiaries and any director or officer of the Company, any Person holding more than 5% of the capital stock of the Company, or their immediately family members, in each case, that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act; or

(xii) a Contract to which the Company or any of its Subsidiaries is a party or bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract) and (A) which requires the Company or any of its Subsidiaries or personnel to possess material security clearances or to be subject to specific material business or cost accounting standards, or (B) which, if breached, could reasonably be expected to subject the Company or its Subsidiaries or personnel to any material suspension or debarment proceeding (or equivalent proceeding).

Each Contract of the type described in this Section 3.13(a), whether or not set forth in Section 3.13(a) of the Company Disclosure Letter and whether or not entered into on or prior to the date of this Agreement, is referred to herein as a “Company Material Contract.”

(b) A true, complete and correct copy of each Company Material Contract has been made available to Parent prior to the date hereof. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Company’s Knowledge, each other party thereto, subject to the Bankruptcy and Equity Exception. Neither the Company nor any of its Subsidiaries is in material breach of or material default under any Company Material Contract, and, to the Knowledge of the Company, no other party to a Company Material Contract is in material breach of or material default under any such Company Material Contract.

Section 3.14 Intellectual Property.

(a) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use, the Intellectual Property used in or held for use in connection with the business of the Company and its Subsidiaries as currently conducted and neither the Merger nor the other transactions contemplated hereby will materially impair or otherwise materially adversely affect any such rights. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Owned Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding Order or Contract adversely affecting or that would be reasonably expected to adversely affect the Company’s or its Subsidiaries’ use of, or its rights to, Owned Intellectual Property.

(b) To the Knowledge of the Company, (i) the conduct of the business as currently conducted by the Company and its Subsidiaries does not infringe upon, misappropriate or otherwise violate any Person’s Intellectual Property, and, as of the date of this Agreement, there is no such claim pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries (including in the form of offers or invitations to license) and (ii) as of the date of this Agreement, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property, and no such claims are pending or threatened against any Person by the Company or its Subsidiaries.

(c) No registrations or applications for registered Owned Intellectual Property have expired or been cancelled or abandoned except (i) in accordance with the expiration of the term of such rights, (ii) intentional cancellations and abandonments in the ordinary course of business or (iii) as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable measures to protect and maintain the confidentiality of all Trade Secrets that are owned or held by the Company and its Subsidiaries, as applicable, and, to the Knowledge of the Company, there has been no unauthorized disclosure by the Company or any of its Subsidiaries of any such Trade Secrets.

Section 3.15 Properties.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list of all material Owned Real Property (including the address or location). Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable title to all Owned Real Property, free and clear of all Liens, except for Permitted Liens.

(b) Section 3.15(b) of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property (including the address or location) (the leases, subleases or other occupancy arrangements pursuant to which the Company or any of its Subsidiaries is a party or has a right to use such Leased Real Property, each, a “Lease”). Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease for the Leased Real Property is valid, binding and in full force and effect with respect to the Company and any of its Subsidiaries to the extent a party thereto and, to the Company’s Knowledge, each other party thereto, subject to the Bankruptcy and Equity Exception and (ii) neither the Company nor any of its Subsidiaries is in breach of or default under any Lease with respect to Leased Real Property, and, to the Knowledge of the Company, no other party is in breach of or default under any lease with respect to Leased Real Property.

Section 3.16 Environmental Matters. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries are, and have been since December 3, 2011, in compliance with all applicable Environmental Laws, including possessing and complying with all Permits required for their respective ownership and operations under applicable Environmental Laws.

(b) There is no Proceeding pending or threatened in writing against the Company or any of its Subsidiaries under or pursuant to any Environmental Law. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice from any Person, including any Governmental Entity, alleging that they have been or are in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. Neither the Company nor any Subsidiary is a party or subject to any administrative or judicial Order pursuant to any Environmental Law.

(c) There have been no releases, spills or discharges of Hazardous Substances on or underneath any real property that is currently owned or leased by the Company or its Subsidiaries, or, to the Knowledge of the Company, any real property that was formerly owned or leased by the Company or its Subsidiaries, that in each case would be reasonably likely to require reporting, investigation, assessment, cleanup, removal, remediation or other responsive action, or would otherwise be reasonably likely to give rise to any material liability or obligation on the part of the Company or any of its Subsidiaries, under applicable Environmental Laws. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any material liability for any Hazardous Substance disposal or contamination on any third party property.

Section 3.17 Insurance. Except as has not been and would not be reasonably expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its

Subsidiaries maintain insurance policies that, together with adequately capitalized self-insured or retention arrangements (collectively, the “Insurance Policies”), provide coverage in such amounts and with respect to such risks and losses as is customary for the industries in which the Company and its Subsidiaries operate and that management of the Company has in good faith determined to be adequate for the respective businesses and operations of the Company and its Subsidiaries, (ii) each such Insurance Policy is in full force and effect, (iii) neither the Company nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums) under any such Insurance Policy and (iv) no notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any Insurance Policy which has not been cured by the payment of premiums that are due.

Section 3.18 Labor and Employment Matters. Except as set forth on Section 3.18 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other written labor union Contract with a labor union, works council or other labor organization. Except as has not been and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since November 30, 2013, (i) the Company and its Subsidiaries are and have been in compliance with all applicable Laws relating to employment and employment practices, labor, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits and wages and hours, (ii) neither the Company nor its Subsidiaries are or have been the subject of any Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Company’s Knowledge, has any such Proceeding been threatened, (iii) to the Knowledge of the Company, there is not and has not been any union organizing, representation or similar proceedings, or the threat of any strikes, work slowdowns or similar organized actions, in each case by or with respect to employees of the Company or any of its Subsidiaries and (iv) there is no, and there has not been any, work stoppage, labor strike or lockout by the employees of the Company or its Subsidiaries.

Section 3.19 Affiliate Transactions. As of the date of this Agreement, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly owned Subsidiaries) or other Persons, on the other hand, that would be required to be and have been disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 3.20 Customers and Suppliers.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth the Top Customers of the Company and its Subsidiaries. As of the date of this Agreement, none of the Top Customers has cancelled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries. Except as set forth on Section 3.20(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice that any such Top Customer intends to cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries.

(b) Section 3.20(b) of the Company Disclosure Letter sets forth the Top Suppliers of the Company and its Subsidiaries. As of the date of this Agreement, none of the Top Suppliers has cancelled or otherwise terminated, or, to the Knowledge of the Company, threatened to cancel or otherwise terminate its relationship with the Company or any of its Subsidiaries. Except as set forth on Section 3.20(b) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received written or, to the Knowledge of the Company, oral notice that any such supplier intends to cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries.

Section 3.21 Product Liability.

(a) Since November 30, 2013, (i) no product recall claims have been made against the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries has received written notice of any claim or allegation of personal injury, death or property or economic damages with respect to the products or services of the Company or any of its Subsidiaries, which, in each case, involved or involves liabilities of the Company and its Subsidiaries in an amount in excess of $5,000,000.

(b) Neither the Company nor any of its Subsidiaries has manufactured, sold, distributed or marketed any asbestos-containing products. Except as has not been or would not be reasonably expected to be individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no claims or litigation have ever been made or instituted against the Company or any of its Subsidiaries alleging injury or death resulting from, or exposure to, asbestos containing products allegedly manufactured, sold, distributed or marketed by the Company or any of its Subsidiaries.

Section 3.22 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 4.10, no “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each a “Takeover Statute”), or any comparable anti-takeover provision of the Company Charter or Company Bylaws, is applicable to this Agreement, the Merger or the other transactions contemplated hereby.

Section 3.23 Brokers and Finders’ Fees. Except for Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has disclosed to Parent the amount of all fees and expenses (or, if such amount is not able to be known, the method for determining such amount) to which Goldman, Sachs & Co. is entitled in connection with the Merger or any of the other transactions contemplated by this Agreement.

Section 3.24 Opinion of Financial Advisor. The Board of Directors of the Company has received an opinion from Goldman, Sachs & Co. to the effect that, as of the date of this Agreement and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.

Section 3.25 No Other Representations and Warranties; Disclaimers. Except for the representations and warranties expressly contained in Article IV, the Company agrees and acknowledges that none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub is making or has made, and the Company hereby agrees it is not relying upon, any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information, including the accuracy or completeness of such other information, provided or made available to the Company in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that (a) disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the Parent Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face and (b) the mere inclusion of an item in such Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission (i) that such item represents a material exception or material fact, event or circumstance or that such item would have a Parent Material Adverse Effect or (ii) of any non-compliance with, or violation or breach of, any Contract, any other third party rights (including any Intellectual Property rights) or any Law or Order, such disclosures having been made solely for the purposes of creating exceptions to the representations made herein and/or disclosing information required to be disclosed pursuant to this Agreement), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Corporate Organization.

(a) Each of Parent and Merger Sub is a corporation validly existing and in good standing under the Laws of the jurisdiction of its organization, has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed, qualified or otherwise authorized to do business and, to the extent applicable, is in good standing in each jurisdiction where the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not be reasonably expected to have a Parent Material Adverse Effect.

(b) The copies of the Amended Articles of Incorporation (the “Parent Charter”) and Code of Regulations, as amended (the “Parent Bylaws”) of Parent made available to the Company prior to the date hereof are true, complete and correct copies of such documents as in effect as of the date of this Agreement. The copies of the certificate of incorporation of Merger Sub (the “Merger Sub Charter”) and the bylaws of Merger Sub (the “Merger Sub Bylaws”) made available to the Company prior to the date hereof are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 4.2 Corporate Authorization.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by Parker Gibraltar Acquisitions Ltd., the sole stockholder of Merger Sub (the “Merger Sub Stockholder Approval”), which adoption Parent shall cause to occur promptly following the execution of this Agreement on the date of this Agreement, and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, to perform its obligations hereunder and to consummate the Merger, the Financing and the other transactions contemplated hereby. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger, the Financing and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and the Board of Directors of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Merger, the Financing or the other transactions contemplated hereby, subject, in the case of the Merger, to obtaining the Merger Sub Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL.

(b) This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due power and authority of, and due execution and delivery by, the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.3 No Conflicts. The execution, delivery and performance of this Agreement by Parent and Merger Sub do not and the consummation by Parent and Merger Sub of the Merger, the Financing and the other transactions contemplated hereby will not (a) breach, conflict with or violate any provision of the Parent Charter, Parent Bylaws, Merger Sub Charter or Merger Sub Bylaws or (b) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Merger Sub Stockholder Approval are obtained, (i) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, give rise to a right of termination under, or result in the creation of any Lien, other than any Permitted Liens, upon any of the respective properties or assets of Parent or Merger Sub under, any Contract or Permit to which Parent, Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets are bound or affected or (ii) conflict with or violate any Laws or Orders applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clause (b), any such violation, conflict, loss, default, right or Lien that would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Governmental Approvals. No Consent of, or Filing with, any Governmental Entity is required to be made in connection with the execution, delivery or performance of this Agreement by Parent and Merger Sub or the consummation of the Merger, the Financing and the other transactions contemplated hereby, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (b) routine filings with the SEC under the Exchange Act and the Securities Act as may be required in connection with this Agreement, (c) compliance with the applicable requirements of the HSR Act and such other Antitrust Laws as are set forth in Schedule 7.1(c), (d) compliance with the applicable rules and regulations of the NYSE or (e) such other Consents or Filings the failure of which to obtain or make prior to the Closing would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Litigation. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened in writing, against Parent or any of its Subsidiaries before any Governmental Entity, which has had or would be reasonably expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there is no Order outstanding against Parent or any of its Subsidiaries which has had or would be reasonably expected to have a Parent Material Adverse Effect.

Section 4.6 Operations of Merger Sub. Merger Sub is a wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

Section 4.7 No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the Parent Charter or Parent Bylaws or the applicable rules of the NYSE in order for Parent to consummate the transactions contemplated by this Agreement, including the Merger and the Financing.

Section 4.8 Brokers and Finders’ Fees. Except for Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.9 Available Funds. Parent has delivered to the Company prior to the execution and delivery of this Agreement a true, correct and complete fully executed copy of the commitment letter, dated as of the date hereof, among Parent and Morgan Stanley Senior Funding, Inc., including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to the terms of which, and subject to the conditions set forth therein, each of the Financing Sources party thereto has severally committed to lend the amounts set forth therein (the provision of such funds as set forth therein, and as may be modified to the extent permitted by this Agreement, the “Financing”). The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto. There are no conditions precedent or contingencies (including pursuant to any “flex” provisions) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than the conditions precedent expressly set forth in the Commitment Letter (the “Financing Conditions”). The proceeds of the Financing (both before and after giving effect to the exercise of any or all “market flex” provisions related thereto), together with cash on hand of Parent and, in the event that Parent effects any long-term debt financing that replaces all or a portion of the Financing in accordance with Section 6.14(d), the proceeds of such debt financing (any such long-term debt financing, a “Replacement Financing”), will be sufficient for the payment of the aggregate amount of the Merger Consideration when due on the Closing Date and the payment of all costs, fees and expenses required to be borne by Parent and its Subsidiaries in connection with this Agreement on the Closing Date, as well as the repayment of all outstanding indebtedness under the Amended and Restated Credit Agreement (such amounts, collectively, the “Merger Amounts”). As of the date hereof, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), on the part of Parent under the Commitment Letter or, to the Knowledge of Parent, any other party to the Commitment Letter, which breach or default would reasonably be expected to result in the inability of Parent to satisfy any of the Financing Conditions on the Closing Date. Subject to the satisfaction of the conditions contained in Section 7.1 and Section 7.2, as of the date of this Agreement, Parent has no reason to believe that any of the Financing Conditions will not be satisfied on or prior to the Closing Date. Except for fee letters with respect to fees and related arrangements with respect to the Financing, of which Parent has delivered true, correct and complete copies (in a redacted form so long as such redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Financing) to the Company prior to the execution and delivery of this Agreement, there are no side letters or other agreements, Contracts or arrangements related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter. Parent has fully paid (or caused to be paid) all commitment fees, and other amounts required to be paid on or prior to the date of this Agreement in connection with the Financing.

Section 4.10 No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries (including Merger Sub) nor any of Parent’s “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL and in Article Eleventh of the Company Charter), currently, or at any time in the three (3) years prior to the date of this Agreement, (a) beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, (b) has or had any rights to acquire any shares of Company Common Stock except pursuant to this Agreement and (c) is or was an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL or Article Eleventh of the Company Charter. There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 4.11 No Other Representations and Warranties; Disclaimers. Except for the representations and warranties expressly contained in Article III, each of Parent and Merger Sub agrees and acknowledges that neither the Company nor any other Person on behalf of the Company is making or has made, and each of Parent and Merger Sub hereby agrees that it is not relying upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information, including the accuracy or completeness of such other information, provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement, including information conveyed at management presentations, in virtual data rooms or in due diligence sessions and, without limiting the foregoing, including any estimates, projections, predictions or other forward-looking information.

ARTICLE V

CONDUCT OF BUSINESS

Section 5.1 Conduct of Business by the Company.

(a) From the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (i) as prohibited or required by applicable Law or Order, (ii) as set forth in Section 5.1 of the Company Disclosure Letter or (iii) as otherwise required or expressly permitted by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use reasonable best efforts to (x) conduct the businesses of the Company and its Subsidiaries in the ordinary course in all material respects and (y) preserve intact, in all material respects, the business organization of the Company and its Subsidiaries and the current relationships of the Company and its Subsidiaries with Persons having material business dealings with the Company or any of its Subsidiaries.

(b) Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 8.1, except (x) as prohibited or required by applicable Law, (y) as set forth in Section 5.1 of the Company Disclosure Letter or (z) as otherwise required or permitted by this Agreement, unless Parent shall otherwise consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend, modify, waive any provision of or otherwise change its certificate of incorporation, bylaws or similar organizational documents;

(ii) (A) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any of its capital stock, except for dividends or distributions by any direct or indirect Subsidiary of the Company to the Company or to (1) any borrower or guarantor under the Amended and Restated Credit Agreement (a “Credit Agreement Obligor”) or (2) any other direct or indirect wholly owned Subsidiary of the Company, (B) adjust, split, combine, subdivide, or reclassify any of its capital stock or securities convertible into capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, except with respect to the capital stock or securities of any direct or indirect wholly owned Subsidiary, in connection with transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries or (C) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of the capital stock or securities of the Company or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares, securities or interests, except (1) for quarterly cash dividends in respect of shares of Company Common Stock (and, with respect to Company RSU Awards and Company PSU Awards, dividends or dividend equivalents to the extent required by the terms of such awards as in effect on the date hereof) on a schedule consistent with the Company’s current practices and in an amount per share not in excess of $0.25 per quarter, (2) for acquisitions, or deemed acquisitions, of shares of Company Common Stock or other equity securities of the Company solely in connection with forfeitures of awards, the exercise of Company Options or in connection with the vesting or settlement of Company RSU Awards or Company PSU Awards (including in satisfaction of any amounts required to be deducted or withheld under applicable Law), in each case outstanding as of the date of this Agreement or (3) with respect to the capital stock or securities of any direct or indirect wholly owned Subsidiary, in connection with transactions among the Company and one or more of its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries;

(iii) issue, sell, grant, pledge, dispose of or otherwise encumber, or, with respect to any Subsidiary of the Company, transfer, any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for, or convertible into, such capital stock or similar security), including Company Common Stock and/or Company Preferred Stock, except for (A) the issuance of shares of Company Common Stock pursuant to Contracts in effect prior to the execution and delivery of this Agreement, true, correct and complete copies of which have been made available to Parent prior to the date hereof, (B) the issuance of shares of Company Common Stock pursuant to the ESPP during the current offering period pursuant to participant elections and the terms thereof as of the date of this Agreement, (C) the issuance of shares of Company Common Stock in connection with the exercise of Company Options or the vesting or settlement of Company RSU Awards or Company PSU Awards, in each case outstanding as of the date of this Agreement, (D) issuances by a wholly owned Subsidiary of the Company of capital stock to such Subsidiary’s parent, the Company or another wholly owned Subsidiary of the Company, (E) transfers to a Credit Agreement Obligor or (F) Liens granted by the Company and its Subsidiaries in connection with the Amended and Restated Credit Agreement;

(iv) (A) merge or consolidate with any other Person, or (B) acquire any assets from or make an investment in (whether through the acquisition of stock, assets or otherwise) any other Person (excluding Subsidiaries of the Company), except in the case of clause (B) for (1) acquisitions of inventory, equipment and other assets in the ordinary course of business, (2) any such acquisition or investment where the consideration is not in excess of $5,000,000 individually or $25,000,000 in the aggregate, or (3) any capital expenditures permitted by Section 5.1(b)(vi);

(v) transfer, sell, lease, license, subject to a Lien (except for Permitted Liens or Liens granted by the Company and its Subsidiaries in connection with the Amended and Restated Credit Agreement), divest, cancel, abandon, allow to lapse or expire or otherwise dispose of any assets (including any Owned Intellectual Property), product lines or businesses of the Company or any of its Subsidiaries (including capital stock or other equity interests of any Subsidiary) except (A) pursuant to Contracts which were entered into in the ordinary course of business or which are set forth on Section 3.13(a)(vi) of the Company Disclosure Letter, in each case, which are in effect prior to the execution and delivery of this Agreement and ordinary course renewals thereof, (B) sales, leases or licenses of inventory and dispositions of obsolete or surplus equipment in the ordinary course of business consistent with past practice, (C) transfers, sales, leases, licenses or other dispositions between and/or among the Company or any of its Subsidiaries, (D) abandonment, cancellation, lapses or expirations of immaterial Owned Intellectual Property in the ordinary course of business, (E) non-exclusive license grants to Owned Intellectual Property granted by the Company or any of its Subsidiaries in connection with the sale or distribution of products in the ordinary course of business, (F) non-exclusive license grants to contract manufacturers that manufacture products on behalf of the Company or any of its Subsidiaries in the ordinary course of business and (G) any such transaction involving assets of the Company or any of its Subsidiaries with a fair market value not in excess of $1,000,000 individually or $10,000,000 in the aggregate;

(vi) make any capital expenditures except to the extent set forth in, consistent with, the Company’s capital expenditure budget for the fiscal year ending December 2, 2017 (plus a 5% variance) that was made available to Parent prior to the date hereof;

(vii) (A) make any loans, advances (other than to directors and officers with respect to any indemnification obligation) or capital contributions to any other Person other than in the ordinary course of business so long as such loans, advances or capital contributions are not material to the Company and its Subsidiaries, taken as a whole or (B) create, incur, guarantee or assume any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, in excess of $5,000,000 in the aggregate, except for, in the case of each of clause (A) and clause (B), (1) transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, (2) borrowings under the revolving credit facility of the Company’s Amended and Restated Credit Agreement that are (A) incurred in the ordinary course of business or (B) that are incurred in order to pay any fees and expenses of financial or other advisors of the Company in connection with the transactions contemplated by this Agreement, (3) guarantees by the Company of indebtedness for borrowed money of any of its Subsidiaries or guarantees by any of the Company’s Subsidiaries of indebtedness of the Company or any of its Subsidiaries, which indebtedness is incurred in compliance with this clause (vii) or is outstanding on the date hereof, (4) obligations in respect of letters of credit, performance bonds or similar instruments issued for the account of the Company and/or any of its Subsidiaries in the ordinary course of business, (5) any hedging, swap or similar arrangement entered into in the ordinary course of business and consistent with the Company’s Hedging Policy, (6) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness and in amounts not materially in excess of such existing indebtedness, provided that such amounts are prepayable at any time without penalty or premium, or (C) cancel any debt of any Person owed to the Company or any of its Subsidiaries (other than in connection with transactions between or among the Company and/or any of its Subsidiaries) or waive any claims or rights of value, except for cancellations or waivers that are not reasonably expected to be outside the ordinary course of business and that are not in excess of $2,500,000 individually;

(viii) except as required by Contracts in effect prior to the date of this Agreement, Company Benefit Plans as in effect on the date of this Agreement or applicable Law, (A) increase the compensation or other benefits payable or provided to the Company’s or its Subsidiaries’ officers, directors or employees; (B) enter into any employment, change of control, severance or retention agreement with any employee, director or officer of the Company or any of its Subsidiaries; (C) amend any Company Benefit Plan, except (1) in the ordinary course of business consistent with past practices and as would not result in a material increase in cost to the Company and its Subsidiaries with respect to such Company Benefit Plan or (2) as is required to comply with Section 409A of the Code or other applicable Law; (D) change in any material respect any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by applicable Law; (E) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or (F) hire or terminate without cause any executive officer or any employee with a base salary in excess of $150,000.

(ix) other than in respect of claims, liabilities or obligations in connection with any Transaction Litigation, which is subject to Section 6.10, (A) waive, release, settle or compromise any Proceeding for an amount in excess of the amount of the corresponding reserve established on the consolidated balance sheet of the Company as reflected in the most recent applicable Company SEC Document, except (1) for any settlements or compromises involving payments not in excess of $1,000,000 individually or $5,000,000 in the aggregate, net of any insurance and indemnity, contribution and similar obligations for the benefit of the Company or any of its Subsidiaries in respect thereof (it being understood that this clause (1) shall operate in addition to and not in limitation of clause (A) above) and (2) settlements of any worker’s compensation or U.S. Equal Employment Opportunity Commission charges, or (B) agree or enter into any settlement agreement, consent decree, injunction or similar restraint or form of equitable relief in settlement of any claim (including in connection with any Proceeding) or audit, in each case, that would materially restrict the operations of the business of the Company or its Subsidiaries after the Effective Time;

(x) (A) enter into any Contract that would have been a Company Material Contract under Sections 3.13(a)(vii), (viii), (ix) or (x), (B) except in the ordinary course of business, enter into any Contract (other than those subject to clause (A) above) that would have been a Company Material Contract had it been entered into prior to this Agreement, or (C) except in the ordinary course of business, materially amend or terminate any Company Material Contract, or cancel, modify or waive any material debts, rights or claims thereunder;

(xi) materially alter or amend any existing accounting methods, principles or material practices, except as may be required by GAAP or applicable Law (including changes thereto);

(xii) (A) make or change any material Tax election other than in the ordinary course of filing annual Tax Returns, (B) materially change any method of accounting of the Company or any of its Subsidiaries for Tax purposes, (C) file any material amended Tax Return, (D) settle, concede, compromise or abandon any material Tax claim or assessment, (E) surrender any right to a refund of material Taxes, or (F) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to any U.S. federal, state or local income Tax Return;

(xiii) adopt or initiate any plan of complete or partial liquidation, dissolution, restructuring, closure or recapitalization of the Company or any of its Subsidiaries or any of their respective operations or facilities to the extent outside of the ordinary course of business.

(xiv) fail to maintain in full force and effect material insurance policies or comparable replacement policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice; or

(xv) authorize, agree or obligate itself to take any of, the foregoing actions.

Section 5.2 No Control of the Company’s Business. The Company, on the one hand, and Parent and Merger Sub on the other, acknowledge and agree that: (a) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ operations.

Section 5.3 PBGC. The Company and its Subsidiaries (as necessary) will timely submit, prior to the Closing Date, any “reportable event” notices required under Section 4043 of ERISA to the Pension Benefit Guaranty Corporation (the “PBGC”) that become due as a result of this Agreement and will consult with Parent with respect to any such notices prior to such submission. From and after the date of this Agreement, the Company will notify Parent promptly of any notice or other communication received by the Company or any of its Subsidiaries from the PBGC regarding any defined benefit pension plan of the Company or any of its Subsidiaries. In the event of any such notice or communication, the Company will consult with Parent with respect to any communications with the PBGC or its representatives and will not enter into any Contract with the PBGC without Parent’s prior consent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.4 Process. Parent will, promptly following the date of this Agreement, designate two individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under Section 5.1(b) and will cause such individuals to respond, on behalf of Parent, to the Company’s written requests in an expeditious manner but in any event, no later than three Business Days from delivery of the Company’s request by email or facsimile as contemplated by Section 9.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of the Proxy Statement.

(a) As soon as reasonably practicable following the date of this Agreement, and in any event, within 20 Business Days (subject to Parent’s compliance in all material respects with this Section 6.1(a)) after the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement in preliminary form. The Company shall use reasonable best efforts to provide to Parent a substantially complete draft of the preliminary Proxy Statement as soon as reasonably practicable but in any event within 17 Business Days after the date of this Agreement. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company and Parent covenant that none of the information supplied or to be supplied by such party for inclusion or incorporation in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company shall promptly notify Parent of the receipt of all comments from the SEC or the staff of the SEC with respect to the Proxy Statement and of any request by the SEC or the staff of the SEC for any amendment or supplement thereto or for additional information and will promptly provide to Parent copies of all written correspondence between the Company and/or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement. Each of the Company and Parent shall use its reasonable best efforts to respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall cause the definitive Proxy Statement to be mailed to the stockholders of the Company (i) if the SEC provides comments to the preliminary Proxy Statement, as soon as reasonably practicable (and in any event within five Business Days) after the date the SEC staff confirms that it has no further comments thereon or (ii) if, within 10 calendar days after the filing of the preliminary Proxy Statement, the SEC has not indicated that it expects to have comments to the preliminary Proxy Statement, as soon as reasonably practicable (and in any event within 10 Business Days after such 10th calendar day). Except in the case of a filing, amendment or supplement to the Proxy Statement in connection with a Recommendation Withdrawal, no filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments.

(b) If at any time prior to the Company Stockholders Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

Section 6.2 Stockholders Meeting; Company Board Recommendation. As promptly as reasonably practicable (and in any event no more than 25 Business Days) after the date of mailing of the Proxy Statement, the Company, acting through its Board of Directors, and in accordance with applicable Law, the rules and regulations of NYSE and the Company Charter and Company Bylaws, shall duly call, give notice of, convene and hold a meeting of the stockholders of the Company to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”). Notwithstanding anything in this Agreement to the contrary, the Company shall be permitted to adjourn, delay or postpone the Company Stockholders Meeting (a) with the consent of Parent, (b) as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting, (c) as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock with respect to which proxies have been submitted to vote in favor of the adoption of this Agreement to obtain the Company Stockholder Approval or (d) to allow additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company has determined in good faith (after consultation with its outside legal advisors) is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed in compliance with applicable Law by the Company’s stockholders prior to the Company Stockholders Meeting. Subject to Section 6.3, the Company shall include in the Proxy Statement the Company Board Recommendation and use its reasonable best efforts to solicit the Company Stockholder Approval at the Company Stockholders Meeting. The Company shall keep Parent reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement, including by allowing Parent and its Representatives to participate in any substantive meeting or discussion with such proxy solicitor and directing such proxy solicitor to deliver proxy tally reports to Parent concurrently with delivery of such reports to the Company. The Company’s obligations pursuant to this Section 6.2 shall continue in full force and effect and shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, or (ii) the Board of Directors making a Recommendation Withdrawal.

Section 6.3 No Solicitation.

(a) The Company shall immediately cease all existing discussions or negotiations with any Person (other than Parent and Merger Sub) that may be ongoing with respect to an Acquisition Proposal and promptly inform any such Person of the obligations under this Section 6.3 and to return or destroy all confidential information. Except as permitted by this Section 6.3, from the date of this Agreement until the earlier of the Effective Time or the date of termination of this Agreement in accordance with Section 8.1, the Company shall not, and shall cause each of its Subsidiaries and its and their respective officers, directors, employees and agents not to, and shall direct each of its investment bankers, financial advisors, attorneys, accountants and other representatives (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any inquiries or the making of any proposal or offer which constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal, (iii) engage in, continue or otherwise participate in, any negotiations or discussions regarding any Acquisition Proposal or (iv) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Section 6.3) with respect to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 6.3(a), if contacted by a Person making an Acquisition Proposal after the date of this Agreement (i) the Company and its Representatives may contact the Person making such Acquisition Proposal and its Representatives to ascertain facts or clarify terms and conditions for the sole purpose of the Board of Directors of the Company informing itself about the Acquisition Proposal and the Person that made it and (ii) if, prior to obtaining Company Stockholder Approval but not after, following the receipt of a bona fide written proposal, that did not result from a breach of Section 6.3, which the Board of Directors of the Company determines in good faith, after consultation with its advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, the Company and the Company Representatives may, in response to such Acquisition Proposal, and subject to compliance with Section 6.3(d), (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives and financing sources pursuant to an Acceptable Confidentiality Agreement; provided that, to the extent not previously made available to Parent, the Company furnishes Parent with all such nonpublic information delivered to such Person promptly after its delivery to such Person and (B) engage in discussions or negotiations with such Person regarding such Acquisition Proposal. A breach of this Section 6.3 by any Representative of the Company, acting by or on behalf of the Company, will constitute a breach by the Company of this Section 6.3.

(c) Notwithstanding any other provision of this Agreement, including Section 6.1 and Section 6.2, but subject to compliance with this Section 6.3, prior to receipt of the Company Stockholder Approval but not after, the Board of Directors of the Company or any committee thereof may, in response to any unsolicited, bona fide Acquisition Proposal from any Person that did not result from a breach of this Section 6.3, (i) withdraw (or modify or qualify in a manner adverse to Parent) the Company Board Recommendation, (ii) fail to include the Company Board Recommendation in the Proxy Statement or (iii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal (any action described in these clauses (i), (ii) or (iii) being referred to as a “Recommendation Withdrawal”), and subject to compliance with this Section 6.3(c) and Section 8.3(a), terminate this Agreement in order to enter into a binding, definitive acquisition agreement, merger agreement or similar agreement in respect of such Acquisition Proposal, if (A) the Board of Directors of the Company concludes in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal; (B) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to make a Recommendation Withdrawal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; (C) the Board of Directors of the Company, prior to making a Recommendation Withdrawal or terminating this Agreement, as applicable, provides Parent four Business Days prior written notice of its intention to take such action, which notice shall include the information with respect to such Acquisition Proposal that is specified in Section 6.3(d), as well as a copy of such Acquisition Proposal (it being agreed that the delivery of such notice by the Company shall not constitute a Recommendation Withdrawal); (D) during the four Business Days following such written notice (or such shorter period as is specified below), if requested by Parent, the Board of Directors of the Company and its Representatives shall have negotiated in good faith with Parent regarding any revisions to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal; and (E) at the end of the four Business Day period described in the foregoing clause (D), the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent), that the Acquisition Proposal continues to be a Superior Proposal and that the failure to make a Recommendation Withdrawal in respect of a Superior Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. Any material amendment to any Superior Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c); provided, however, that the notice period and the period during which the Company and its Representatives are required, if requested by Parent, to negotiate with Parent regarding any revisions to the terms of this Agreement proposed in writing by Parent in response to such new Acquisition Proposal pursuant to clauses (C), (D) and (E) above shall expire two Business Days after the Company provides written notice of such new Acquisition Proposal to Parent.

(d) In addition to the obligations of the Company set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c), the Company shall promptly, and in any event no later than 48 hours after it receives any Acquisition Proposal or request for information, advise Parent in writing of any request for confidential information in connection with an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal and the identity of the Person making such request or Acquisition Proposal and, if applicable, provide copies of any such written request or Acquisition Proposal, including any proposed agreements between the Company and the parties making the Acquisition Proposal, to Parent and shall keep Parent reasonably informed on a reasonably current basis (but in no event more often than once every 48 hours) of all material modifications to the terms of any Acquisition Proposal.

(e) Nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company, from effecting, and the Board of Directors of the Company may effect, a Recommendation Withdrawal at any time prior to obtaining the Company Stockholder Approval, but not after, if (i) an Intervening Event has occurred and is continuing and (ii) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to effect a Recommendation Withdrawal in response to such Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no Recommendation Withdrawal pursuant to this Section 6.3(e) may be made unless (i) the Board of Directors of the Company provides Parent four Business Days prior written notice that it intends to take such action and provides reasonable detail with respect to such Intervening Event (it being agreed that the delivery of such notice by the Company shall not constitute a Recommendation Withdrawal) and (ii) during the four Business Days following such written notice, if requested by Parent, (A) the Board of Directors of the Company and its Representatives shall have negotiated in good faith with Parent regarding any revisions to the terms of this Agreement proposed by Parent in response to such notice and (B) at the end of such four Business Day period, the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent), that the failure to make a Recommendation Withdrawal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(f) Nothing contained in this Section 6.3 shall prohibit the Company or the Board of Directors of the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) making any disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with applicable Law or (iii) informing any Person of the existence of the provisions contained in this Section 6.3; provided, that any Recommendation Withdrawal may only be made in accordance with Section 6.3(c) or Section 6.3(e); and provided, further, that if any disclosure permitted under clause (i) above or, to the extent related to an Acquisition Proposal or Intervening Event, clause (ii) above does not reaffirm the Company Board Recommendation, such disclosure will be deemed to be a Recommendation Withdrawal and Parent will have the right to terminate this Agreement as set forth in Section 8.1(c)(ii); it being understood that, notwithstanding anything herein to the contrary, any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act shall not in and of itself be deemed to be or constitute a Recommendation Withdrawal. Notwithstanding anything in this Agreement to the contrary, a factually accurate statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not, in and of itself, be deemed to be a Recommendation Withdrawal.

(g) For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer (whether or not in writing) from any Person (other than Parent or any of its Subsidiaries or Affiliates) relating to, or that would reasonably be expected to lead to, (i) any direct or indirect acquisition or purchase, in one transaction or a series of related transactions, of assets (including equity securities of any Subsidiary of the Company) or businesses that constitute 20% or more of the assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning (which has the meaning under Section 13(d) of the Exchange Act) securities of the Company representing 20% or more of the aggregate voting power of all securities of the Company or (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or any of its Subsidiaries, in each case, pursuant to which any Person or the stockholders of any Person would own securities of the Company or of any resulting direct or indirect parent company of the Company representing 20% or more of the aggregate voting power of all securities of the Company or of any resulting direct or indirect parent company of the Company.

“Intervening Event” means a material event or circumstance that first arises or occurs after the date of this Agreement and prior to the Company Stockholder Approval that was not known and was not reasonably foreseeable to the Board of Directors of the Company on the date of this Agreement, which material event or circumstance becomes known to the Board of Directors of the Company prior to the time at which the Company obtains the Company Stockholder Approval and does not relate to (i) any Acquisition Proposal (which shall be addressed by and be subject to Section 6.3), (ii) the Requisite Regulatory Approvals or any action taken by Parent or Merger Sub or any of their Subsidiaries or Affiliates in accordance with Section 6.2 or the consequences of any such action, (iii) changes in the market price or trading volume of shares of Company Common Stock (except that the facts or occurrences giving rise to or contributing to any such change, to the extent such facts or circumstances otherwise fall within the definition of “Intervening Event,” may be considered in evaluating whether an Intervening Event has occurred) or (iv) the Company or any of its Subsidiaries exceeding, or failing to meet, internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (except that the facts or occurrences giving rise to or contributing to the foregoing, to the extent such facts or occurrences otherwise fall within the definition of “Intervening Event,” may be considered in evaluating whether an Intervening Event has occurred).

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal (with all references to “20%” in the definition of Acquisition Proposal being deemed to be references to “50%”) made that is on terms that the Board of Directors of the Company determines in good faith (after consulting with its financial advisor and outside legal counsel), taking into account the timing and likelihood of consummation, legal, financial, regulatory and other aspects of the proposal (including any conditions to consummation and financing terms), and such other factors as the Board of Directors considers to be appropriate, is more favorable to the stockholders of the Company than the Merger and the other transactions contemplated hereby (after taking into account any revisions to the terms of this Agreement pursuant to this Section 6.3).

Section 6.4 Access to Information. The Company shall, and shall cause each of its Subsidiaries to, afford the Representatives of Parent reasonable access during normal business hours to its and its Subsidiaries’ properties, books and records (including Tax records and information to the extent reasonably necessary to confirm disclosures in the Proxy Statement) and personnel, and shall furnish, and shall cause to be furnished, as promptly as reasonably practicable to Parent consistent with its legal obligations and obligations pursuant to Contracts all other information concerning the Company’s and its Subsidiaries’ business, properties and personnel as Parent may reasonably request; provided, however, that (a) such access shall not unreasonably interfere with the business or operations of the Company and its Subsidiaries, (b) the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client or any other privilege, or expose such party to risk of liability for disclosure of sensitive or personal information (any such information, the “Restricted Information”) (provided that in such instances the Company shall inform Parent of the general nature of the access or information being withheld and, upon Parent’s request, reasonably cooperate with Parent to provide such access or information in a manner that would not result in any of the outcomes described in the foregoing clause (b)) and (c) the Company will be permitted to redact any information or documentation provided to the extent that such information or documentation includes competitively or commercially sensitive information; provided, further, that the Company may restrict the foregoing access to those Persons who have entered into or are bound by a confidentiality agreement with it or who are Representatives of Parent that are permitted to have access to such information in accordance with the terms of the Confidentiality Agreement, and to the extent required by applicable Law or Contract to which the Company or its respective Subsidiaries is a party. In conducting any inspection of any properties of the Company and its Subsidiaries, Parent and its Representatives shall not (i) unreasonably interfere with the business conducted at such property or (ii) damage any property or any portion thereof. Prior to the Effective Time, Parent and its Representatives shall not have the right to conduct environmental testing or sampling at any of the facilities or properties of the Company or any of its Subsidiaries. All information obtained pursuant to this Section 6.4 (or otherwise pursuant to this Agreement) shall continue to be governed by the Confidentiality Agreement which shall remain in full force and effect in accordance with its terms. Nothing in this Section 6.4 shall require the Company to permit the inspection of, or to disclose, any Acquisition Proposals (except as required by Section 6.3) or any information regarding or related to the deliberations of the Board of Directors of the Company with respect to the transactions contemplated by this Agreement, the entry into the Agreement or any materials provided to the Board of Directors of the Company in connection therewith.

Section 6.5 Consents, Approvals and Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, Parent and the Company shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, as promptly as practicable, all actions necessary, proper or advisable to consummate the Merger as promptly as practicable, including to use reasonable best efforts to, as promptly as practicable, (i) cause all of the conditions to Closing to be satisfied, (ii) prepare and file all filings and submissions under the HSR Act, in connection with the Requisite Regulatory Approvals and in connection with any other Antitrust Law that the parties mutually agree is advisable (the “Other Antitrust Approvals”), (iii) obtain all Consents, Orders, actions or nonactions, waivers and clearances required under the HSR Act and in connection with the Requisite Regulatory Approvals and the Other Antitrust Approvals and (iv) obtain all necessary material consents or waivers from non-Governmental Entity third parties (provided that in no event shall the Company or its Subsidiaries be obligated to pay or to commit to pay to any Person whose consent or waiver is being sought any cash or other consideration, or make any accommodation or commitment or incur any liability or other obligation to such Person in connection with such consent or waiver). In furtherance and not in limitation thereof, (i) not later than ten Business Days following the date of this Agreement or when the parties mutually agree advisable, the Company and Parent shall each make an appropriate filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Merger and the transactions contemplated hereby and (ii) not later than twenty Business Days following the date of this Agreement or when the parties mutually agree advisable, the Company and Parent shall each make the appropriate Filings in connection with the Requisite Regulatory Approvals, and when the parties mutually agree advisable with respect to the Other Antitrust Approvals. Parent and the Company shall promptly notify the other party of any notice or other communication from any Governmental Entity received by such party alleging that such Governmental Entity’s consent is or may be required in connection with or as a condition of the Merger. If requested by Parent, the Company will promptly provide the Parent with a certificate executed by the Company that meets the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), dated no earlier than five days prior to the Closing Date and in form and substance reasonably satisfactory to Parent, along with written authorization for Parent to deliver such certificate to the IRS on behalf of the Company upon Closing.

(b) The Company and Parent shall use reasonable best efforts to (i) cooperate and coordinate with the other party in the taking of the actions contemplated by Section 6.5, (ii) provide such assistance as the other party may reasonably request in connection with the foregoing, including supplying the other party with any information that the other party may reasonably request in order to effectuate the taking of such actions and (iii) keep the other party reasonably and timely informed of any developments, meetings, or discussions with any Governmental Entity under any Antitrust Laws, and any inquiries or requests for additional information, from any Governmental Entity under any Antitrust Laws. If the Company or Parent receives a formal or informal request for additional information or documentary material from any Governmental Entity under any Antitrust Laws with respect to the Merger or the transactions contemplated hereby, then it shall use reasonable best efforts to make, or cause to be made, as promptly as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In addition, to the extent practicable, none of the parties shall agree to participate in any substantive meeting or conference (telephone, in-person or otherwise) with any Governmental Entity, or any member of the staff of any Governmental Entity, in respect of any Filing, proceeding, investigation (including any settlement of the investigation), litigation, or other inquiry under any Antitrust Laws unless it consults with the other party in advance and, where permitted by such Governmental Entity, allows the other party to participate. To the extent reasonably practicable, legal counsel for Parent and for the Company shall have the right to review in advance, and will consult with the other party on and consider in good faith the views of the other party in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries and Representatives, that appears in any Filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Merger and the other transactions contemplated hereby. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to its obligations under this Section 6.5, Parent shall (i) have the principal responsibility for devising and implementing the strategy for obtaining any Requisite Regulatory Approvals or any Other Antitrust Approvals and (ii) lead and direct all submissions to, meetings and communications with any Governmental Entity or other party in connection with related antitrust matters, including litigation matters with respect to any Antitrust Laws; provided, however, that Parent shall consult in advance (to the extent reasonably practicable) with the Company, and in good faith take the Company’s views into account regarding the overall strategic direction with respect to such process, consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering in any negotiations concerning such approvals, if applicable. Information disclosed pursuant to this Section 6.5 shall be subject to the Confidentiality Agreement and Section 6.5(e) hereof. Neither Parent nor the Company shall be required to comply with any of the foregoing provisions of this Section 6.5(b) to the extent that such compliance would be prohibited by applicable Law. The parties shall not voluntarily extend any waiting period associated with any Consent of any Governmental Entity or enter into any agreement with any Governmental Entity not to consummate the Merger and the other transactions contemplated hereby, except with the prior written consent of the other party(ies).

(c) In furtherance and not in limitation of the other provisions in this Section 6.5, Parent and Merger Sub agree to take, and to cause their respective Subsidiaries (including, with respect to any action to be effective as of or after the Effective Time, the Company and its Subsidiaries) to take, in each case as promptly as practicable (and in any event prior to the Outside Date), any and all steps necessary to avoid, eliminate or resolve each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Entity (including complying with all restrictions and conditions, if any, imposed or requested by any Governmental Entity in connection with granting any necessary Consent, Order, actions or nonactions, waiver or clearance, or terminating any applicable waiting period), so as to enable the parties to consummate the Merger and the transactions contemplated hereby as soon as practicable (and in any event prior to the Outside Date), including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, divestiture, license or other disposition of any Subsidiaries, operations, divisions, businesses, product lines, customers or assets of Parent and/or the Company or any of their respective Subsidiaries, (ii) any limitation or modification of any of the businesses, services, products or operations of Parent and/or the Company or any of their respective Subsidiaries, (iii) the termination, relinquishment, modification, or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of Parent and/or the Company or any of their respective Subsidiaries and/or (iv) the creation of any relationships, ventures, contractual rights, obligations or other arrangements of Parent and/or the Company or any of their respective Subsidiaries (each a “Remedial Action”); provided, however, that (i) Parent and the Company (and their respective Subsidiaries) will not be required to take any Remedial Action that is not conditioned upon consummation of the Merger and (ii) notwithstanding anything in this Agreement to the contrary, Parent will not be required to take or commit to take any Remedial Action that would constitute a Triggering Divestiture. In addition, in furtherance and not in limitation of the other provisions in this Section 6.5, Parent shall take all actions (A) necessary to defend, including through pursuing litigation on the merits, any administrative or judicial action or proceeding asserted or threatened by any Governmental Entity or any other Person under Antitrust Laws (including pursuing all available avenues of administrative and/or judicial appeal) that seeks, or would reasonably be expected to seek, to prevent, restrain, impede, delay, enjoin, or otherwise prohibit the consummation of the Merger and the transactions contemplated hereby and (B) necessary in order to avoid entry of, or to have vacated or terminated, any Order (whether temporary, preliminary or permanent) entered, issued or threatened that would prevent, restrain, impede, delay, enjoin or otherwise prohibit the consummation of the Merger and the transactions contemplated hereby, prior to the Outside Date; provided, however, that the obligations set forth in this sentence shall not limit the obligation of Parent to take, and/or to cause its Subsidiaries to take, any Remedial Action or to otherwise comply with its obligations set forth in this Section 6.5(c).

(d) Neither Parent nor the Company shall, and each shall cause its respective Subsidiaries not to, directly or indirectly, acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Consent, action or nonaction, waiver, clearance or exemption of any Governmental Entity necessary to consummate the Merger and the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity entering an Order preventing, restraining, impeding, delaying, enjoining or otherwise prohibiting the consummation of the Merger and the other transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise or (iv) prevent or materially delay the consummation of the Merger and the transactions contemplated hereby.

(e) Notwithstanding anything to the contrary in this Section 6.5, (i) if any information or documentation provided by the delivering party to the other party pursuant to this Section 6.5 contains competitively or commercially sensitive material, if requested by the delivering party, such information or documentation will only be provided to outside antitrust counsel of the receiving party (and/or to such other individuals of the receiving party or the Representatives thereof to whom the delivering party expressly provides permission, including pursuant to the terms of that certain Joint Defense, Common Interest, and Confidentiality Agreement, by and among the Company, Parent, and their respective counsel (the “Permitted Individuals”)), and shall not be disclosed by such outside antitrust counsel or other Permitted Individuals to any individuals other than Permitted Individuals (including employees, officers or directors of the receiving party) unless express permission is obtained in advance from the delivering party and (ii) any information or documentation provided pursuant to this Section 6.5 may be redacted to the extent necessary (A) to comply with any contractual arrangement, (B) to remove references concerning valuation or (C) to address privilege or confidentiality concerns.

Section 6.6 Employee Matters.

(a) Until the first anniversary of the Effective Time (the “Benefits Continuation Period”), the Surviving Corporation shall provide, or cause to be provided, for those employees of the Company and its Subsidiaries who continue as employees of the Surviving Corporation or any of its Subsidiaries during all or a portion of the Benefits Continuation Period (the “Continuing Employees”), compensation (including base salary or hourly wage rate and annual target and maximum bonus opportunity but excluding equity-based incentive compensation opportunities and employee stock purchase plans) and employee benefits that in the aggregate shall be substantially similar to the compensation and employee benefits provided by the Company or the applicable Subsidiary to the Continuing Employees immediately prior to the Effective Time. Notwithstanding the foregoing, with respect to the fiscal year during which the Closing occurs, the Surviving Corporation shall pay a pro rata portion of the bonus each Continuing Employee would be eligible to receive under the Company Value Added Plan (the “CVA”) for such fiscal year as if the applicable performance goals had been achieved at the target level of performance based on the number of days that lapse beginning on the first day of such fiscal year and ending on the Closing (provided such Continuing Employee is not otherwise eligible or entitled to receive a CVA cash bonus for the same period). Nothing herein shall be deemed to be a guarantee of employment for any current or former employee of the Company or any of its Subsidiaries, or, other than as provided in any applicable employment agreement or other Contract, to restrict the right of Parent or the Surviving Corporation to terminate the employment of any such employee.

(b) The Surviving Corporation shall use reasonable best efforts to (i) waive any applicable pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements in any replacement or successor welfare benefit plan of the Surviving Corporation in which a Continuing Employee is eligible to participate following the Effective Time to the extent such exclusions or waiting periods were inapplicable to, or had been satisfied by, such Continuing Employee immediately prior to the Effective Time under the analogous Company Benefit Plan in which such Continuing Employee participated, (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time during the plan year that includes the Effective Time (to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements for the plan year that includes the Effective Time and (iii) recognize service prior to the Effective Time with the Company or any of its Subsidiaries for purposes of eligibility to participate and vesting and level of benefits for vacation and severance benefits under any employee benefit plan of the Surviving Corporation in which a Continuing Employee is eligible to participate following the Effective Time that is analogous and corresponding to a Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time to the same extent such service was recognized by the Company or any of its Subsidiaries under such analogous and corresponding Company Benefit Plan; provided, however, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service; provided, further, that, for the avoidance of doubt, the Surviving Corporation shall not be obligated to provide credit for years of service for benefit accrual purposes under any defined benefit pension plan maintained by the Surviving Corporation or its Subsidiaries prior to the date on which the Continuing Employee actually becomes a participant in such plan (it being understood that the Surviving Corporation shall in all cases provide credit for years of service for benefit accrual as required by any Company Benefit Plan).

(c) If requested by Parent in writing within 30 Business Days prior to the Effective Time, effective immediately prior to, and contingent upon, the Effective Time, the Company will adopt such resolutions and/or amendments to terminate each Company Benefit Plan listed in Section 6.6(c) of the Company Disclosure Letter (each, a “Terminated Plan”). Prior to the Effective Time, the Company will provide Parent with a copy of the resolutions and/or plan amendments (the form and substance of which will be subject to review and approval by Parent) evidencing that each Terminated Plan has been terminated.

(d) From and after the Effective Time, Parent shall or shall cause the Surviving Corporation to honor, in accordance with its terms, each change in control agreement and nonqualified deferred compensation plan identified in Section 6.6(d) of the Company Disclosure Letter and each other Company Benefit Plan expressly requiring the Surviving Corporation or its successor to assume such Company Benefit Plan. Parent and Merger Sub acknowledge that the consummation of the Merger and the transactions contemplated by this Agreement will constitute a change in control of the Company under the terms of the Company Benefit Plans containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(e) Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide Continuing Employees who experience a qualifying employment termination during the Benefits Continuation Period with severance benefits as set forth on Section 6.6(e) of the Company Disclosure Letter.

(f) If requested by Parent in writing within 30 days prior to the Effective Time, the Company will, at least one day prior to the Effective Time, adopt the amendments described in Section 6.6(f) of the Company Disclosure Letter, in a form reasonably satisfactory to Parent, to the benefit plans and arrangements set forth and described on Section 6.6(f) of the Company Disclosure Letter. Prior to the Effective Time, the Company will provide Parent with a copy of the amendments evidencing that such amendments have been adopted.

(g) Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who are covered by a collective bargaining agreement or labor union contract or who are based outside of the United States, Parent ’s obligations under this Section 6.6 shall be in addition to, but without duplication, and not in contravention of, any obligations under the applicable collective bargaining agreement or labor union contract or under the Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based.

(h) Nothing contained in this Agreement, whether express or implied, (i) shall be treated as an amendment or other modification of any Company Benefit Plan or any employee benefit plan maintained or sponsored by Parent or its Subsidiaries, (ii) shall create any third-party beneficiary rights in any Continuing Employee or any other Person or (iii) shall limit the right of Parent or the Surviving Corporation or any of their Subsidiaries to amend, terminate or otherwise modify any Company Benefit Plan following the Closing Date.

Section 6.7 Expenses. Whether or not the Merger is consummated, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as otherwise provided in this Agreement (including Section 6.8 and Section 6.15(b)).

Section 6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation, to the fullest extent permitted by Law (including to the fullest extent authorized or permitted by any amendments to or replacements of applicable Law adopted after the date of this Agreement that increase the extent to which indemnification may be provided), to indemnify, defend and hold harmless (and promptly advance expenses from time to time as incurred to the fullest extent permitted by Law, provided, the Person to whom expenses are advanced provides a reasonable and customary undertaking (which shall not include posting of any collateral) to repay such advances, if it is ultimately determined that such Person is not entitled to indemnification) each Person who is now, or has been at any time prior to the Effective Time or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries, any Person acting as director, officer, trustee, fiduciary, employee or agent of another entity or enterprise (including any Company Benefit Plan) who is or has acted as such at the request of the Company (each an “Indemnified Party”) from and against any and all costs or expenses (including attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement or incurred in connection with any actual or threatened claim (including a claim of violation of applicable Law), action, audit, demand, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative or other proceeding at law or in equity or order or ruling, arising out of, relating to or in connection with any circumstances, developments or matters in existence, or acts or omissions occurring or alleged to occur prior to or at the Effective Time (including by reason of such Indemnified Party’s service as such a director or officer of the Company or its Subsidiaries or as such a director, officer, trustee, fiduciary, employee or agent of another Person), including the approval of this Agreement and the Merger and the other transactions contemplated hereby or arising out of or pertaining to the Merger and the other transactions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time. Parent and the Surviving Corporation shall reasonably cooperate with any Indemnified Party in the defense of any matter covered by this Section 6.8.

(b) Subject to the following sentence, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, at no expense to the beneficiaries, either (i) continue to maintain in full force and effect for six years from the Effective Time, if available, the current directors’ and officers’ liability insurance and fiduciary liability insurance (the “Current Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the Merger and the other transactions contemplated hereby); provided that the Surviving Corporation may substitute for the Current Insurance policies of at least the same coverage containing terms and conditions that are not less favorable in the aggregate with respect to matters existing or occurring at or prior to the Effective Time (including the Merger and the other transactions contemplated hereby); or (ii) purchase a six year extended reporting period endorsement with respect to the Current Insurance (a “Reporting Tail Endorsement”) and maintain this endorsement in full force and effect for its full term. To the extent purchased after the date of this Agreement and prior to the Effective Time, such insurance policies shall be placed through such broker(s) and with such insurance carriers as may be specified by Parent and as are reasonably acceptable to the Company; provided that such insurance carrier has at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance. Notwithstanding the first sentence of this Section 6.8(b), but subject to the second sentence of this Section 6.8(b), the Company will use reasonable best efforts to purchase a Reporting Tail Endorsement prior to the Effective Time upon terms and conditions reasonably acceptable to each of Parent and the Company. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided that in the event of the Current Insurance, Parent or the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such maximum annual amount in aggregate annual premiums.

(c) The certificate of incorporation and bylaws of the Surviving Corporation shall include provisions for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Parties on the same basis as set forth in the Company Charter and the Company Bylaws in effect on the date of this Agreement. Following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the provisions in its certificate of incorporation and bylaws providing for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Parties, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under applicable Law, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Parties’ indemnification and advancement rights thereunder.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall cause proper provisions to be made prior to the consummation of any transaction of the type described in clause (i) or clause (ii) of this sentence so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.8.

(e) From and after the Effective Time, Parent and the Surviving Corporation shall not, directly or indirectly, amend, modify, limit or terminate the advancement and reimbursement of expenses, exculpation, indemnification provisions of the agreements listed in Section 6.8(e) of the Company Disclosure Letter between the Company or any Subsidiary and any of the Indemnified Parties, or any such provisions contained in the Surviving Corporation bylaws.

(f) This Section 6.8 is intended for the irrevocable benefit of, and to grant third-party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent and the Surviving Corporation. The obligations of Parent and the Surviving Corporation under this Section 6.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. It is expressly agreed that each Indemnified Party shall be a third-party beneficiary of this Section 6.8, and entitled to enforce the covenants contained in this Section 6.8. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 6.8 that is denied by Parent and/or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement, then Parent or the Surviving Corporation shall pay such Indemnified Party’s costs and expenses, including legal fees and expenses, incurred in connection with pursuing such claim against Parent and/or the Surviving Corporation. The rights of the Indemnified Parties under this Section 6.8 shall be in addition to, and not in substitution for, any rights such Indemnified Parties may have under the Company Charter and the Company Bylaws, the certificate of incorporation and bylaws (or comparable organizational documents) of any of the Company’s Subsidiaries or the bylaws of the Surviving Corporation or under any applicable Contracts, insurance policies or Laws and Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its respective Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims under such policies.

Section 6.9 Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release approved in advance by the Company and Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided, however, that the restrictions set forth in this Section 6.9 shall not apply to any press release or other public statement (a) to the extent, but only to the extent, such press release or other public statement relates to a Recommendation Withdrawal, or (b) that is consistent in all material respects with previous press releases or other public statements that were made in compliance with this Section 6.9.

Section 6.10 Transaction Litigation. The Company shall promptly notify Parent in writing of any stockholder litigation or other litigation or proceedings arising from this Agreement or the Merger that is brought against the Company or any of its Affiliates or members of its board of directors (“Transaction Litigation”). The Company shall keep Parent sufficiently informed on a reasonably current basis with respect to the status of any Transaction Litigation (including by promptly furnishing to Parent such information relating to the Transaction Litigation as may be reasonably requested). The Company shall give Parent the opportunity to participate in the defense (at Parent’s sole cost and subject to a joint defense agreement) of any Transaction Litigation. No settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.11 State Takeover Laws. The Company and Parent shall each use reasonable best efforts to ensure that no Takeover Statute (or any comparable anti-takeover provisions of the Company Charter or Company Bylaws) is or becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby. If any Takeover Statute (or any comparable anti-takeover provisions of the Company Charter or Company Bylaws) becomes applicable to this Agreement, the Merger or the other transactions contemplated hereby, the Company and Parent shall each use reasonable best efforts to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law (or provision) on this Agreement, the Merger and the other transactions contemplated hereby.

Section 6.12 Delisting. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Corporation, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable under applicable Law and rules and policies of the NYSE to delist the Company and the Company Common Stock from the NYSE as soon as practicable following the Effective Time and terminate its registration under the Exchange Act as soon as practicable following such delisting.

Section 6.13 Section 16(b). Prior to the Effective Time, the Company shall take all steps reasonably necessary to cause the transactions contemplated hereby and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated hereby by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Financing.

(a) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate the Financing contemplated by the Commitment Letter (or any Substitute Financing) on or prior to the Closing Date, including (i) complying with its obligations under the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing on the terms and subject to the conditions contemplated by the Commitment Letter (or with other terms and conditions agreed by Parent, the Company and the Financing Sources), including, if necessary, any “market flex” provisions (such definitive agreements, including any such definitive agreements entered into in connection with any Substitute Financing, the “Financing Agreements”), (iii) satisfying (or, if deemed advisable by Parent, pursuing a waiver of) on a timely basis all the conditions to the Financing contemplated by the Commitment Letter and the Financing Agreements, in each case, within the control of Parent, (iv) complying with any “market flex” contemplated by the Commitment Letter (including the fee letter relating thereto) and the Financing Agreements and (v) if the Financing is necessary to consummate the transactions contemplated hereby and pay the Merger Amounts and the conditions set forth in Section 7.1 and Section 7.2 of this Agreement have been satisfied (other than those conditions that by their nature or terms, are to be satisfied at Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions) and the conditions set forth in Exhibit B to the Commitment Letter have been satisfied or upon funding would be satisfied, causing the Financing Sources to fund the Financing in accordance with its terms on the Closing Date in the event the conditions set forth in Section 7.1 and Section 7.2 of this Agreement have been satisfied (other than those conditions that by their nature or terms, are to be satisfied at Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions), and the conditions to the Financing have been satisfied or, upon funding would be satisfied, in each case to the extent the Financing is needed to consummate the transactions contemplated hereby and pay the Merger Amounts.

(b) Parent shall give the Company prompt written notice (i) of, to the Knowledge of Parent, any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Commitment Letter or any Financing Agreements, (ii) of, to the Knowledge of Parent, any withdrawal, repudiation or termination of the

Financing by any Financing Sources, (iii) of, to the Knowledge of Parent, any material dispute or disagreement between or among the parties to the Commitment Letter or any Financing Agreements, (iv) of, to the Knowledge of Parent, any material amendment or modification of, or waiver under, the Commitment Letter or (v) if for any reason Parent believes in good faith that it will not be able to timely obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letter or any Financing Agreements. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing contemplated by the Commitment Letter, including providing the Company complete, correct and executed copies of (A) any material amendment, waiver or modification of the Commitment Letter (including all exhibits, schedules and annexes thereto) or any commitment letter (including all exhibits, schedules and annexes thereto and fee letters, provided that fee letters may be in redacted form so long as such redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Financing) with respect to any Substitute Financing or Replacement Financing and (B) the Financing Agreements.

(c) Parent shall not agree to any termination, amendment or other modifications to the Commitment Letter without the prior written consent of the Company if such termination, amendment or other modification (i) would reduce the aggregate amount of the Financing below the amount necessary to pay the Merger Amounts or (ii) would impose new or additional conditions or would otherwise modify any conditions or other terms to the Financing in a manner that would be reasonably likely to (A) materially delay or prevent the Closing or (B) make the timely funding of the Financing or satisfaction of the Financing Conditions materially less likely to occur, other than, in each case, (1) a waiver of any closing conditions by any Financing Sources or their agent or (2) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date hereof or to reassign titles to such parties who had executed the Commitment Letter as of the date hereof; provided, that Parent shall have the right to substitute other financing for all or any portion of the Financing from the same or alternative Financing Sources as set forth (and subject to the requirements) in this Section 6.14, without the Company’s prior written consent (except as otherwise required below). Upon any such amendment, modification or substitution (including with any Replacement Financing), the term “Commitment Letter” and “Financing Agreements” shall mean the Commitment Letter or Financing Agreement, as applicable, as so amended or modified; provided, that in the event the commitments under the Commitment Letter are reduced as a result of or in connection with any Replacement Financing, the term “Financing” shall be deemed to include such Replacement Financing.

(d) Parent shall have the right to substitute the proceeds of consummated equity offerings or debt offerings or other incurrences of debt for all or any portion of the Financing contemplated by the Commitment Letter by reducing commitments under the Commitment Letter; provided, that (i) to the extent any such equity or debt has a scheduled special or mandatory redemption right, such right is not exercisable prior to the earliest of the consummation of the Merger on the Closing Date, the termination of this Agreement, and the Outside Date and (ii) the conditions to the use of such proceeds to pay the aggregate Merger Consideration shall be no more restrictive, taken as a whole, than the conditions set forth in the Commitment Letter.

(e) If funds in the amounts set forth in the Commitment Letter, or any portion thereof, become unavailable, Parent shall promptly notify the Company thereof and shall use its reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into financing commitments (if applicable) and definitive agreements with respect to, alternative financing from the same or alternative Financing Sources in an amount sufficient to consummate the Merger and the transactions contemplated hereby (the “Substitute Financing”), upon terms and conditions (including pricing) not materially less favorable, taken as a whole, to Parent than those in the Commitment Letter, as promptly as practicable following the occurrence of such event; provided, however, that the Substitute Financing shall not, without the prior written consent of the Company, be subject to any additional or modified conditions or other contingencies to the funding of the Financing than those conditions contained in the Commitment Letter that would be reasonably expected to materially delay or prevent the consummation of the Merger and the consummation of the transactions contemplated hereby. Upon obtaining any commitment for any such Substitute Financing, for all purposes under this Agreement, such Substitute Financing shall be deemed to be a part of the “Financing,” any commitment letter for such Substitute Financing shall be deemed included in references to the “Commitment Letter,” and any financing institutions contemplated to provide such Substitute Financing shall be deemed to be “Financing Sources.”

(f) Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Merger Sub’s obligation to hold the Closing and consummate the Merger are not conditioned in any manner upon Parent or Merger Sub obtaining any Financing, and that, for the avoidance of doubt, Parent and Merger Sub shall be required to hold the Closing and consummate the Merger on any date so required pursuant to the terms and conditions of Section 1.2, regardless of whether the Financing is available.

Section 6.15 Financing Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, at the sole expense of Parent, use its and their reasonable best efforts to provide such customary cooperation as may reasonably be requested by Parent in connection with the Financing and any Replacement Financing, in each case, to the extent such assistance is customarily provided in financings comparable to the Financing or any Replacement Financing, as the case may be, including (i) designating one or more members of senior management of the Company to assist with the preparation of customary offering and syndication documents and materials, including registration statements, prospectuses and prospectus supplements, private placement or offering memoranda, bank information memoranda, bank syndication material and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, (ii) designating one or more members of senior management of the Company to participate in a reasonable number of drafting sessions, management presentations, rating agency presentations, lender meetings (including one-on-one meetings) and one or more road shows, in each case, upon reasonable advance notice and at reasonable times, (iii) providing all information that is reasonably available or readily obtainable regarding the Company and its Subsidiaries reasonably requested by Parent in connection with the Financing and any Replacement Financing, including (A) such information as is reasonably necessary to assist Parent in the preparation of any pro forma financial statements required in connection therewith (it being understood that the Company need only to provide information to assist in the preparation thereof, and shall not be required to provide pro forma financial statements or pro forma adjustments reflecting (x) the Financing or any description of all or any component of the Financing, or (y) the transactions contemplated or required hereunder), (B) designating, upon request, whether any such information is suitable to be made available to lenders and other investors who do not wish to receive material non-public information, (C) executing customary authorization letters and management representation letters, and (D) providing the financial statements of the Company required by clause (b)(i) of paragraph (4) in Exhibit B to the Commitment Letter (the “Required Financial Information”), (iv) providing the Financing Sources with reasonable access to the properties, books and records of the Company and its Subsidiaries, (v) requesting the Company’s independent accountants to provide customary and reasonable assistance to Parent, (vi) assisting Parent in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency contemplated by the Commitment Letter or Financing Agreements, (vii) requesting the Company’s independent auditors to cooperate with Parent’s independent auditors, participate in accounting due diligence sessions and provide accountant’s comfort letters and consents, (viii) assisting in preparation of Financing Agreements and related definitive documents, guarantees (if required) and other certificates and documents as may be reasonably requested by Parent, (ix) cooperating with Parent in seeking from the Company’s existing lenders such waivers, amendments, supplements, consents or payoff letters which may be reasonably requested by Parent or necessary in connection with the Financing, (x) providing at least five Business Days prior to the anticipated Closing all documentation and other information about the Company or any of its Affiliates required by applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, to the extent reasonably requested at least ten Business Days prior to the anticipated Closing and (xi) taking all corporate actions, subject to and conditioned on the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing; provided, however, that any such requested cooperation as set forth above shall not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries. Notwithstanding the foregoing, nothing in this Section 6.15 shall (A) require the

Company or its Subsidiaries to provide any Restricted Information, (B) take any action that would reasonably be expected to conflict with or violate any organizational documents of the Company or any of its Subsidiaries, any applicable Law, or any material agreement to which the Company or any of its Subsidiaries is a party, (C) require the Company or any of its Subsidiaries to pay any commitment or similar fee, pay or reimburse any third party expense, provide any indemnities, or incur or assume any liability or obligation, in connection with the Financing (or any other financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the transactions contemplated hereby) prior to the Closing (except for out-of-pocket expenses incurred by the Company in connection with the cooperation provided by the Company pursuant to Section 6.15(a), for which Parent is obligated to reimburse the Company pursuant to Section 6.15(b) below), (D) subject to clause (iii)(C) of this Section 6.15(a), require the Company or any of its Subsidiaries to execute any document, agreement, certificate or instrument with respect to the Financing (or any other financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the transactions contemplated hereby) that is not contingent on the Closing or that would be effective prior to the Effective Time, (E) require the Board of Directors of the Company or the board of directors (or other governing body) of any of the Company’s Subsidiaries to approve or authorize any Financing (or any other financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the transactions contemplated hereby) or agreements related thereto or (F) require the Company to prepare any financial statements other than the Required Financial Information.

(b) Parent shall (i) promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable costs and expenses of counsel and accountants but excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements of the Company to the extent consistent with the past practice of the Company) incurred by the Company or any of its Subsidiaries in connection with any cooperation of the Company and its Subsidiaries provided under this Section 6.15 and (ii) indemnify and hold harmless the Company, its Subsidiaries and any of its and their respective Representatives from and against any and all claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including fees and expenses of counsel and accountants), settlement or other losses, in each case, actually suffered or incurred by any of them, in connection with the arrangement of Financing and any other financing or refinancing transactions undertaken by Parent or its Subsidiaries in connection with the Merger (other than to the extent resulting from information provided to Parent in writing by the Company or its Subsidiaries), except in the event such claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost, expense, settlement or loss arises out of or results from the gross negligence, willful misconduct or bad faith of the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.15. Subject to Parent’s indemnification obligations under this Section 6.15, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of the Financing; provided, that such logos are used solely in a manner that is not intended to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

Section 6.16 Adoption by Merger Sub. As promptly as practicable following the execution of this Agreement, the parent company of Merger Sub shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver (in writing), on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. The Company shall have obtained the Company Stockholder Approval in accordance with applicable Law and the Company Charter and Company Bylaws.

(b) Statutes and Injunctions. (i) No Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the Merger, in each case, that remains in effect, and (ii) no applicable Law prohibiting consummation of the Merger shall be in effect.

(c) Governmental Consents. Both (i) the early termination or expiration of the waiting period required under the HSR Act shall have occurred and (ii) the foreign antitrust approvals set forth in Schedule 7.1(c) shall have been made or obtained (all such permits, approvals, filings and consents and the lapse or expiration of such waiting period being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent (in writing) on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) Except for the representations and warranties in Section 3.2(a), (b) and (d) (Capitalization) and Section 3.3(a) and (b) (Corporate Authorization), the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of and as though made on the Closing Date (except for such representations and warranties that are expressly stated to have been made as of a specified date, which shall have been true and correct as of such specified date), except where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is reasonably expected to have a Company Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception set forth in such representations and warranties relating to materiality or a Company Material Adverse Effect; (ii) the representations and warranties in Section 3.2(a) (Capitalization) shall be true and correct in all respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date, which shall have been true and correct as of such specified date) except for de minimis inaccuracies; and (iii) the representations and warranties in Section 3.2(b) and (d) (Capitalization) and Section 3.3(a) and (b) (Corporate Authorization) shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date, which shall have been true and correct as of such specified date).

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations required to be performed by the Company under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. Since the date of this Agreement, no event, change, circumstance or effect shall have occurred that has had or is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate from a senior executive officer of the Company confirming the satisfaction of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company (in writing), on or prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. (i) Except for the representations and warranties set forth in Section 4.2(a) (Corporate Authorization), the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date, which shall have been true and correct as of such specified date), except where the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, do not have a Parent Material Adverse Effect; and (ii) the representations and warranties in Section 4.2(a) (Corporate Authorization) shall be true and correct in all material respects as of the date of this Agreement and as of and as though made on the Closing Date (except for any representations and warranties that are expressly stated to have been made as of a specified date, which shall have been true and correct as of such specified date).

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with all obligations required to be performed by Parent or Merger Sub, as applicable, under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was principally caused by such party’s breach of any of its obligations under this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth in this Agreement) before or after obtaining the Company Stockholder Approval (with any termination by Parent also being an effective termination by Merger Sub):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger shall not have been consummated on or before December 1, 2017 (the “Initial Outside Date”); provided, however, that if on the Initial Outside Date any of the conditions to Closing set forth in Section 7.1(b) (but only if such failure to be so satisfied relates solely to an Order under any Antitrust Law) or Section 7.1(c) shall not have been satisfied or, to the extent permitted by applicable Law, waived, by all parties entitled to the benefit of such condition but all other applicable conditions to Closing set forth in Article VII shall have been satisfied or waived (except for those conditions that by their nature or terms are to be satisfied at the Closing, which conditions were capable of being satisfied at such time), then the Initial Outside Date shall be extended to March 1, 2018 if Parent or the Company notifies the other in writing on or prior to the Initial Outside Date of its election to extend the Initial Outside Date (as so extended, the “Outside Date”); provided, however, that the right to extend the Initial Outside Date or terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if its action or failure to act constitutes a breach or violation of any of its obligations hereunder, and such breach has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VII prior to the Initial Outside Date or the Outside Date or (2) the failure of the Closing to occur by Initial Outside Date or the Outside Date;

(ii) any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have complied with Section 6.5 of this Agreement; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement.

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b) and (B)(1) is incapable of being cured by the Company by the Outside Date or (2) if capable of being cured, has not been cured by the Company within 30 days following written notice to the Company from Parent or Merger Sub of such breach, which notice states Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder;

(ii) prior to obtaining the Company Stockholder Approval, if the Board of Directors of the Company or any committee thereof shall have (A) effected a Recommendation Withdrawal; (B) failed to include the Company Board Recommendation in the Proxy Statement or (C) following the public announcement of an Acquisition Proposal, failed to reaffirm the Company Board Recommendation within five Business Days of receipt of any written request to do so from Parent; or

(iii) prior to obtaining the Company Stockholder Approval, in the event of a Willful and Material Breach by the Company of any covenant contained in Section 6.3, the first sentence of Section 6.1(a) or the first sentence of Section 6.2.

(d) by the Company:

(i) if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b) and (B)(1) is incapable of being cured by Parent or Merger Sub, as the case may be, by the Outside Date or (2) if capable of being cured, has not been cured by Parent or Merger Sub, as the case may be, within 30 days following written notice to Parent or Merger Sub, as the case may be, from the Company of such breach, which notice states the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in material breach of any representation, warranty, covenant or agreement hereunder; or

(ii) prior to obtaining the Company Stockholder Approval, in accordance with, and subject to the terms and conditions of, Section 6.3(c), if the Company, prior to or concurrently with such termination, pays to Parent the Termination Fee in accordance with Section 8.3(a).

Section 8.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 8.1, the obligations of the parties shall terminate and there shall be no liability on the part of any party with respect thereto, except for the confidentiality provisions of Section 6.4 and the provisions of Section 3.25, Section 4.11, Section 6.7, Section 6.14(f), Section 6.15(b), this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement and remain in full force and effect; provided, however, that, nothing contained herein shall relieve any party from liability to the other party for damages arising out of any Willful and Material Breach of this Agreement occurring prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or equity. Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Merger Sub’s obligations to hold the Closing and consummate the Merger and the transactions contemplated by this Agreement are not conditioned in any manner upon Parent or Merger Sub obtaining any Financing. The parties acknowledge and agree that any failure by a party to consummate the Merger and the other transactions contemplated by this Agreement (regardless of whether, in the case of Parent, Parent has obtained or received any proceeds of any Financing) on or prior to the third Business Day after the applicable conditions to Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature or terms are to be satisfied at the Closing, which conditions were capable of being satisfied at the time of such failure to consummate the Merger) shall constitute a Willful and Material Breach of this Agreement. The parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.10(c). In addition, the parties agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Section 8.1 in accordance with its terms.

Section 8.3 Termination Fee.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then, prior to or concurrently with, and as a condition to the termination of this Agreement, the Company shall pay or cause to be paid to Parent (or its designees) an amount in cash equal to $113,000,000 (the “Termination Fee”) by wire transfer of immediately available funds to an account designated in writing by Parent.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii) or Section 8.1(c)(iii), then the Company shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to Parent (or its designees) the Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) In the event that this Agreement is terminated:

(i) by Parent or the Company pursuant to Section 8.1(b)(i) or Section 8.1(c)(i) and an Acquisition Proposal was publicly proposed or announced by any Person after the date of this Agreement and prior to such termination; or

(ii) by Parent or the Company pursuant to Section 8.1(b)(iii) and an Acquisition Proposal was publicly proposed or announced by any Person after the date of this Agreement and prior to such termination; and

(iii) in any such event, (A) the Company enters into a definitive agreement with respect to any Acquisition Proposal within 12 months after such termination of this Agreement or (B) the Company consummates any Acquisition Proposal within 12 months after the termination of this Agreement, then, on the date of entering into such definitive agreement (in the case of Clause (A)), or consummating such Acquisition Proposal (in the case of Clause (B)), the Company shall pay or cause to be paid to Parent (or its designees) the Termination Fee by wire transfer of immediately available funds to an account designated in writing by Parent. For purposes of this Section 8.3(c), each reference to “20%” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%.”

(d) The parties agree and understand that in no event shall the Company be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, if Parent receives the Termination Fee from the Company pursuant to this Section 8.3, such payment shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that the foregoing shall not relieve the Company from liability to Parent for any Willful and Material Breach of this Agreement by the Company. In addition, notwithstanding anything to the contrary in this Agreement, if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent receives the Termination Fee under this Section 8.3, the amount of such Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement. The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the parties would not enter into this Agreement, and that any amounts payable pursuant to this Section 8.3 do not constitute a penalty. If the Company fails to pay when due any amount payable pursuant to Section 8.3, then (i) the Company will reimburse Parent for all reasonable costs and expenses (including reasonable legal fees and expenses) incurred in connection with any action taken to collect such payment and in connection with the enforcement by Parent of its rights under Section 8.3, and (ii) the Company will pay to Parent interest on the overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such overdue amount was originally required to be paid.

Section 8.4 Procedure for Termination. Termination of this Agreement prior to the Effective Time shall require action by the Board of Directors of either Parent or the Company, as the case may be, but shall not require the approval of the stockholders of the Company. A terminating party shall provide written notice of termination to the other parties specifying the Section or Sections pursuant to which such party is terminating the Agreement. If more than one provision in Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any or all available provisions in Section 8.1 for any termination.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument or agreement delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time; provided, however, that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by facsimile or email, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Parent or Merger Sub, to:

Parker Hannifin Corporation

6035 Parkland Boulevard

Cleveland, Ohio 44124

Attention:        Joseph R. Leonti, Vice President, General Counsel and

                         Secretary

Facsimile:        (216) 896-4027

Email:              jleonti@parker.com

with a copy to (which shall not constitute notice):

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attention:          Patrick J. Leddy

                           James P. Dougherty

                           Benjamin L. Stulberg

Facsimile No.: (216) 579-0212

Email:               pjleddy@jonesday.com; jpdougherty@jonesday.com;

                           blstulberg@jonesday.com

If to the Company, to:

CLARCOR Inc.

840 Crescent Centre Drive, Suite 600

Franklin, Tennessee 37067

Attention:          Richard M. Wolfson

Facsimile:         (615) 771-5616

Email:               Richard.Wolfson@clarcor.com

with a copy to (which shall not constitute notice):

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Attention:          J. Page Davidson

                           Kevin H. Douglas

                           Andrea N. Orr

Facsimle No.:   (615) 742-2753

                           (615) 742-0454

                           (615) 742-0446

Email:               PDavidson@bassberry.com; KDouglas@bassberry.com;

                           AOrr@bassberry.com

and

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street, P.O. Box 1347

Wilmington, Delaware 19899-1347

Attention:          James D. Honaker

Facsimile No.: (302) 658-3989

Email:                JHonaker@MNAT.com

Section 9.3 Interpretation; Construction.

(a) When a reference is made in this Agreement to a Section, clause, Annex, Exhibit or Section of a disclosure letter, such reference shall be to a Section or clause of or Annex or Exhibit or Section of a disclosure letter to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The phrase “the date of this Agreement” and terms of similar import, shall be deemed to refer to the date first written above. Whenever the content of this Agreement permits, the masculine gender shall include the feminine and neuter genders, and a reference to singular or plural shall be interchangeable with the other.

(b) References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to “$” and “dollars” are to the currency of the United States. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole (including any disclosure letters delivered herewith) and not merely to the specific section, paragraph or clause in which such word appears. Whenever the words “include,” or “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) No summary of this Agreement or any Exhibit attached hereto or Section of a disclosure letter delivered herewith prepared by or on behalf of any party shall affect the meaning or interpretation of this Agreement or any such Exhibit or Section of a disclosure letter.

Section 9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be deemed to be an original but all of which shall constitute one and the same instrument. This Agreement shall become effective when each party has received counterparts thereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties.

Section 9.5 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the Exhibit attached hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party except for: (i) only following the Effective Time, the provisions of Article II shall inure to the benefit of, and be enforceable by, holders of Company Common Stock, Company Options, Company RSU Awards and Company PSU Awards, to the extent necessary to receive the consideration due to such persons thereunder, (ii) the provisions of Section 6.8 shall inure to the benefit of, and be enforceable by, the Indemnified Parties and (iii) the provisions in the first sentence of Section 8.2 (Effect of Termination) stating that the provisions of Article IX will survive the termination of this Agreement, and the provisions of this clause (iii) of Section 9.5(b) (Entire Agreement; No Third-Party Beneficiaries), Section 9.6 (Severability), Section 9.8 (Modification or Amendment), Section 9.10 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance) and Section 9.13 (Liability of Financing Sources) (such provisions, the “Financing Source Designated Provisions”) will inure to the benefit of the Financing Sources.

(c) The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 9.9 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the Knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger or the other transactions contemplated hereby are not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Merger and the other transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, provided, that Parent and Merger Sub may assign their rights and obligations to any Subsidiary of Parent, although no such assignment will relieve Parent or Merger Sub, as the case may be, of any obligation so assigned. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.8 Modification or Amendment. This Agreement may be amended by the parties (with respect to the Company and Merger Sub by action taken by their respective Boards of Directors), at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such approval. This Agreement may be modified or amended solely by written agreement executed and delivered by duly authorized officers of the respective parties. Notwithstanding the foregoing, the Financing Source Designated Provisions may not be amended in a manner adverse to any Financing Sources without the written consent of such Financing Source.

Section 9.9 Extension; Waiver. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws. At any time prior to the Effective Time, the parties may (in the case of the Company, by action taken or authorized by its Board of Directors or authorized officers of the Company), to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 9.10 Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a) This Agreement, and any dispute arising out of or relating to this Agreement, shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and enforced in accordance with the Laws of the State of Delaware without regard to the conflicts of laws rules thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY

HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

(c) The parties acknowledge and agree that irreparable harm would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to (in addition to any other remedy that may be available to it in law and equity, including monetary damages) (i) an injunction restraining such breach or threatened breach and (ii) an Order of specific performance to enforce the observance and performance of such covenant or obligation (including the obligation of the parties to consummate the transactions contemplated by this Agreement and the obligation of Parent and Merger Sub to pay, and the Company’s equity holders right to receive, the aggregate consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and conditions set forth in this Agreement) without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. Each party agrees not to raise any objections (including any defense or counterclaim that there is an adequate remedy in law) to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.10(c).

(d) Each of the parties (i) irrevocably submits itself to the personal jurisdiction of each state or federal court sitting in the State of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated hereby (including any proceeding seeking equitable relief pursuant to Section 9.10(c)), (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in the Court of Chancery of the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.10(d) in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article IX. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e) Notwithstanding the provisions of this Section 9.10 and without limiting the provisions of Section 9.13, the Company (i) agrees that it will not, and will not permit its controlled Affiliates to, bring or support any Proceeding, cause of action, claim, crossclaim or third-party claim of any kind or description, whether in Law or in equity and whether in contract or in tort or otherwise, against the Financing Sources in any way related to this Agreement or any of the transactions contemplated by this Agreement (including any dispute arising out of or relating to the Financing or the performance thereof) in any forum other than the United States District Court for the Southern District of New York or the Supreme Court of the State of New York, New York County, located in the Borough of Manhattan or, in either case, any appellate court thereof, (ii) agrees that any such Proceeding will be governed by the Laws of the State of New York, (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such Proceeding and (iv) agrees to waive and hereby waives, to the fullest extent permitted by Law, any objection which such party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of any such Proceeding in any such court.

Section 9.11 Obligation of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

Section 9.12 No Recourse. This Agreement may only be enforced by a party, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made by a party, against another party and no past, present or future director, officer or employee of any party shall have any liability to any party for any obligations or liabilities of a party or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby. Without limiting the rights of any party against another party hereunder, in no event shall any party or any of its Affiliates, and each party agrees not to and to cause its Affiliates not to, seek to enforce this Agreement against, make any claims for breach against, or seek to recover monetary damages from, any past, present or future director, officer or employee of another party.

Section 9.13 Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, the Company agrees that it and its controlled Affiliates will not have any rights or claims against any Financing Source (in its capacity as such) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby.

Section 9.14 Definitions. As used in this Agreement, the following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibit, disclosure letters, and other documents delivered in connection herewith, shall have the meanings specified in this Section 9.14 or on the corresponding section reference the Index of Defined Terms:

“Acceptable Confidentiality Agreement” means an executed confidentiality agreement with terms no less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement need not include any standstill or similar obligation and such confidentiality agreement shall not restrict the Company or any of its Subsidiaries or Representatives from sharing information with Parent.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.

“Amended and Restated Credit Agreement” means the Amended and Restated Credit Agreement, dated as of November 2, 2015, by and among the Company, the Company’s Subsidiaries party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent, as swing line lender and as a letter of credit issuer.

“Antitrust Laws” shall mean the Sherman Act of 1890, as amended; the Clayton Act of 1914, as amended; the Federal Trade Commission Act of 1914, as amended; the HSR Act, and all other federal, state, foreign or supranational Laws or Orders in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or commercial banks in the City of New York are authorized or required by Law to be closed.

“Company Material Adverse Effect” means any event, change, circumstance, or effect that (a) has a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, provided, however, that no event, change, circumstance, or effect shall be deemed to constitute, nor shall any of the foregoing be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect, to the extent that such event, change, circumstance, or effect results from, arises out of, or relates to: (i) any changes in general United States or global economic conditions, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (ii) any changes in conditions generally affecting any industry or geographic region in which the Company or any of its Subsidiaries operate, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (iii) any decline in the market price or trading volume of Company Common Stock (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been a Company Material Adverse Effect), (iv) any changes in regulatory, legislative or political conditions or securities, credit, financial, debt or other capital markets conditions, including interest or currency exchange rates, except to the extent that such changes or conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes or conditions have on others operating in the industries in which the Company and any of its Subsidiaries operate, (v) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions, or analysts’ estimates, in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the foregoing shall not preclude Parent from asserting that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, a Company Material Adverse Effect), (vi) the public announcement or pendency of this Agreement, the Merger or the taking of any action required by this Agreement or the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with customers, suppliers, officers or employees, (vii) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law following the date hereof, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (viii) any change in accounting requirements or principles required by GAAP (or authoritative interpretations thereof) following the date hereof, (ix) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, (x) any taking of any action at the request of Parent or Merger Sub, or (xi) any hurricane, strong winds, ice event, fire, tornado, tsunami, flood, earthquake or other natural disaster, acts of God or any change resulting from weather events, conditions or circumstances, except to the extent that such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such changes have on others operating in the industries in which the Company and any of its Subsidiaries operate, or (b) prevents or materially impairs or would reasonably be expected to delay to a date following the Initial Outside Date the ability of the Company to consummate the Merger or the other transactions contemplated hereby.

“Company Stock Plans” means the Company 2004 Incentive Plan, as amended, 2009 Incentive Plan and 2014 Incentive Plan.

“Confidentiality Agreement” means the confidentiality agreement, dated October 4, 2016 between the Company and Parent, as the same may be further amended, supplemented or otherwise modified by the parties.

“Contract” means any binding agreement, lease, sublease, license, contract, note, mortgage, indenture, deed of trust, franchise, concession, arrangement or obligation (whether written or oral).

“Domestic Subsidiary” means any Subsidiary of the Company that is organized or incorporated within the United States of America.

“Environmental Laws” shall mean all foreign, federal, state and local laws, statutes, regulations, rules, orders, common law, decrees, ordinances, authorizations or legally enforceable requirements of any Governmental Entity relating to (a) the protection, investigation or restoration of the environment or natural resources; (b) the handling, use, presence, disposal, recycling, sale, distribution, labeling, importation, exportation, release or threatened release of any Hazardous Substance or (c) indoor air quality, employee or other human exposure to any Hazardous Substance, wetlands, or pollution.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing (including any Substitute Financing or Replacement Financing), together with their Affiliates, and including the parties to the Commitment Letter and any joinder agreements or credit agreements (including the definitive agreements relating thereto).

“Foreign Subsidiary” means any Subsidiary of the Company that is organized or incorporated in a jurisdiction outside of the United States of America.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means any (a) substance that is listed, classified or regulated pursuant to any Environmental Law; (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; or (c) any other chemicals, materials or substances defined as a “hazardous substance,” “hazardous waste,” “hazardous material,” “hazardous constituent,” “restricted hazardous material,” “extremely hazardous substance,” “toxic substance,” “contaminant,” “pollutant,” “toxic pollutant,” or words of similar meaning and regulatory effect under any applicable Environmental Law.

“Intellectual Property” means all intellectual property rights throughout the world, including all (a) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (b) Trade Secrets; (c) published and unpublished works of authorship, including databases and other compilations of information, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (d) Trademarks; and (e) Internet domain names.

“International Trade Laws” means all Laws concerning the importation of merchandise, the export or re-export of products, services and technology, making or receiving international payments and the authorization to hold an ownership interest in a business located in a country other than the United States, including the Tariff Act of 1930 as amended and other laws administered by United States Customs and Border Protection regulations issued or enforced by United States Customs and Border Protection, the Export Administration Act of 1979 as amended, the Export Administration Regulations, the International Emergency Economic Powers Act, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by a Governmental Entity, executive orders regarding embargoes and restrictions on trade with designated countries and Persons, the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the Foreign Corrupt Practices Act, the anti-boycott regulations administered by the

United States Department of Commerce, the anti-boycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, antidumping and countervailing duty laws and regulations, laws and regulations by other countries concerning the ability of U.S. Persons to own businesses and conduct business in those countries, laws and regulations by other countries implementing the OECD Convention on Combating Bribery of Foreign Officials, restrictions by other countries on holding foreign currency and repatriating funds and other Laws adopted by the Governmental Entities of foreign countries relating to the same subject matter as the United States statutes and regulations described above.

“Knowledge” means the actual knowledge of the officers of the Company or Parent, as the case may be, as set forth in Section 9.14 of the Company Disclosure Letter and Section 9.14 of the Parent Disclosure Letter, respectively.

“Law” means any federal, state, local or foreign law, constitution, treaty, convention, ordinance, code, rule, common law, order, writ, injunction, decree, agency requirement, statute or regulation enacted, issued, adopted, promulgated, entered into, issued by or applied by a Governmental Entity.

“Leased Real Property” means all material real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries.

“Lien” means any lien, charge, pledge, mortgage, adverse right or claim, security interest or other restriction or title matter or any encumbrance of any kind, excluding restrictions imposed by securities laws.

“OFAC” means the Office of Foreign Assets Control of the US Department of the Treasury.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property” means all Intellectual Property currently owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means all real property currently owned by the Company or any of its Subsidiaries.

“Parent Material Adverse Effect” means any event, change, circumstance or effect that, individually or in the aggregate with any other event, change, circumstance or effect, has prevented or materially impaired or would reasonably be expected to prevent or materially impair or would reasonably be expected to delay to a date following the Initial Outside Date the ability of Parent to consummate the Merger or the other transactions contemplated hereby.

“Permitted Lien” means (a) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been taken, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, worker’s, repairmen’s or other similar Liens, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount or that do not, in any case, materially detract from the value or the use of the property subject thereto, (e) statutory landlords’ Liens and Liens granted to landlords under any lease, (f) licenses to Intellectual Property in the ordinary course of business, (g) any purchase money security interests, equipment leases or similar financing arrangements, (h) any Liens that are disclosed on the most recent consolidated balance sheet of the Company or notes thereto and (i) any Liens that do not materially impact the Company’s current or contemplated use, or the value, of the applicable property.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, action, claim, proceeding, arbitration or litigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Securities Act” means the Securities Act of 1933.

“Subsidiary” means, with respect to any Person (a) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned by such Person or by one or more other Subsidiaries of such Person, (b) a partnership of which such Person, or one or more other Subsidiaries of such Person is the general partner and has the power to direct the policies, management and affairs of such partnership, (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person is the managing member and has the power to direct the policies, management and affairs of such company or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person has at least a majority ownership and power to direct the policies, management and affairs thereof. For the avoidance of doubt, Merger Sub is a Subsidiary of Parent.

“Tax” or “Taxes” means (a) net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, unemployment, capital stock, net worth, privilege, intangible, real or personal property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, including any liability under any state abandonment or unclaimed property, escheat or similar Law, together with any interest, penalty, addition to tax or additional amount imposed by any Law or Taxing Authority, whether disputed or not, (b) any liability for the payment of any amounts of any liabilities described in clauses (a) or (c) as a result of being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (c) any liability for the payment of any amounts of liabilities described in clauses (a) or (b) as a result of being a party to any tax sharing agreements or arrangements or with respect to the payment of any amounts of any liabilities described in clauses (a) or (b) or this clause (c) as a result of any express or implied obligation to indemnify any other Person or to otherwise assume or succeed to the liability of any other Person described in clauses (a) or (b) or this clause (c).

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company or any of its Affiliates.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

“Top Customers” means the top 10 customers measured by dollar value of total sales for the twelve months ended October 31, 2016 of the Company and its Subsidiaries, taken as a whole.

“Top Suppliers” means the top 10 suppliers measured by dollar value of total sales for the twelve months ended October 31, 2016 of the Company and its Subsidiaries, taken as a whole.

“Trade Secrets” means confidential trade secrets and know-how, including processes, schematics, business methods, formulae, compositions, algorithms, procedures, methods, techniques, drawings, prototypes, models, designs, customer lists and supplier lists.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same.

“Triggering Divestiture” means the sale, divestiture, license or other disposition of any Subsidiaries, operations, divisions, businesses, product lines, customers or assets of Parent, the Company or any of their respective Subsidiaries representing, in the aggregate, in excess of $200 million of net sales, measured, (a) with respect to the Company and its Subsidiaries, by reference to the net sales associated with any such Subsidiary, operation, division, business, product line, customer or asset for the fiscal year ended November 28, 2015, and (b) with respect to the Parent and its Subsidiaries, by reference to the net sales associated with any such Subsidiary, operation, division, business, product line, customer or asset for the fiscal year ended June 30, 2016.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching party with knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, result in a material breach of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

PARKER-HANNIFIN CORPORATION
By:	/s/ Thomas L. Williams
Name: Thomas L. Williams
Title: Chairman and Chief Executive
Officer
PARKER EAGLE CORPORATION
By:	/s/ Thomas L. Williams
Name: Thomas L. Williams
Title: President and Chief Executive
Officer

CLARCOR INC.
By:	/s/ Christopher L. Conway
Name: Christopher L. Conway
Title: President and Chief Executive
Officer

EXHIBIT A

Certificate of Incorporation of Surviving Corporation

See attached.

A-1

CERTIFICATE OF INCORPORATION

OF

CLARCOR INC.

A STOCK CORPORATION

FIRST: The name of the corporation (the “Corporation”) is:

CLARCOR Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares that the Corporation has authority to issue is one hundred thousand (100,000) shares of Common Stock, par value of $1.00 per share.

FIFTH: No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after approval by the stockholders of the Corporation of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

SIXTH:

(a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in this Article, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation (the “Board of Directors”). The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) If a claim under this Article is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

SEVENTH: In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The Corporation may in its bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

EIGHTH: The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.